(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: March 31, 2005**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
35300186133

01.02 - HEAD OFFICE

1 - ADDRESS				2 - DISTRICT
Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2				Vila Olímpia

3 - ZIP CODE	4 - CITY			5 - STATE
04547-005	São Paulo			SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
019	3756-8392	-	-	

15 - E-MAIL
cpfl@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
José Antonio de Almeida Filippo

2 – ADDRESS	3 - DISTRICT
Rodovia Campinas Mogi-Mirim, Km2,5	Jardim Santana

4 - ZIP CODE	5 - CITY	6 - STATE
13088-900	Campinas	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
019	3756-8392	-	-	

16 - E-MAIL
jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	1	01.01.2005	03.31.2005	4	01.10.2004	12.31.2004

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11. PARTNER IN CHARGE	**12 - CPF (INDIVIDUAL TAX ID)**
José Carlos Amadi	060.494.668-66

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 03.31.2005	2 –Previous Quarter 12.31.2004	3 – Same Quarter of Last Year 03.31.2004
Paid-in Capital			
1 - Common	451,628,769	451,628,769	4,118,697,977
2 - Preferred	0	0	0
3 - Total	451,628,769	451,628,769	4,118,697,977
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **112 – Electric energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE Dividends	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04.29.2005	Dividends		ON	0,3103139460

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: March 31, 2005

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE
05/03/2005	

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
1	Total assets	4,537,970	4,377,360
1.01	Current assets	618,976	622,725
1.01.01	Cash and cash equivalents	330,964	186,385
1.01.02	Credits	288,012	436,340
1.01.02.01	Dividends and interest on equity	243,424	387,387
1.01.02.02	Other receivables	115	115
1.01.02.03	Recoverable taxes	44,473	48,838
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Noncurrent assets	0	0
1.02.01	Other receivables	0	0
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.02.03.01	Advance for capital increase	0	0
1.03	Permanent assets	3,918,994	3,754,635
1.03.01	Investments	3,918,898	3,754,635
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	3,918,898	3,754,635
1.03.01.02.01	Permanent equity interests	2,913,010	2,735,310
1.03.01.02.02	Goodwill and negative goodwill	1,005,888	1,019,325
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	96	0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	4,537,970	4,377,360
2.01	Current liabilities	173,408	168,642
2.01.01	Loans and financing	23,085	14,174
2.01.01.01	Interest on debts	1,755	3,556
2.01.01.02	Loans and financings	21,330	10,618
2.01.02	Debentures	0	0
2.01.03	Suppliers	3,886	6,831
2.01.04	Taxes and payroll charges	628	4,489
2.01.05	Dividends	140,147	140,147
2.01.06	Accrued liabilities	0	0
2.01.07	Related parties	58	58
2.01.08	Other	5,604	2,943
2.01.08.01	Employee Profit Sharing	13	0
2.01.08.02	Special obligations	8	7
2.01.08.03	Derivative contracts	5,581	2,934
2.01.08.04	Other	2	2
2.02	Long-term liabilities	102,934	112,736
2.02.01	Loans and financings	85,318	95,558
2.02.02	Debentures	0	0
2.02.03	Accrued liabilities	0	0
2.02.04	Related parties	0	0
2.02.05	Other	17,616	17,178
2.02.05.01	Derivative contracts	17,616	17,178
2.03	Deferred income	0	0
2.05	Shareholder´s equity	4,261,628	4,095,982
2.05.01	Capital	4,082,036	4,082,036
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated gain	165,646	0

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 – CODE	2 – DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	Operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	166,069	166,069	(11,959)	(11,959)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,487)	(1,487)	(4,643)	(4,643)
3.06.03	Financial	(10,144)	(10,144)	(31,793)	(31,793)
3.06.03.01	Financial income	10,276	10,276	11,297	11,297
3.06.03.02	Financial expenses	(20,420)	(20,420)	(43,090)	(43,090)
3.06.03.02.01	Goodwill amortization	(13,437)	(13,437)	(18)	(18)
3.06.03.02.02	Other financial expenses	(6,983)	(6,983)	(43,072)	(43,072)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	177,700	177,700	24,477	24,477
3.06.06.01	Companhia Paulista de Força e Luz	115,385	115,385	(22,493)	(22,493)
3.06.06.02	CPFL Geração de Energia S.A.	23,437	23,437	16,071	16,071
3.06.06.03	CPFL Comercialização Brasil S.A.	38,878	38,878	30,899	30,899
3.07	Income (loss) from operations	166,069	166,069	(11,959)	(11,959)
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	166,069	166,069	(11,959)	(11,959)
3.10	Income tax and social contribution	(423)	(423)	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.10.01	Social contribution	(113)	(113)	0	0
3.10.02	Income tax	(310)	(310)	0	0
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	165,646	165,646	(11,959)	(11,959)
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	451,628,769	451,628,769	4,118,697,977	4,118,697,977
	EARNINGS PER SHARE	0.36677	0.36677		
	LOSS PER SHARE			(0.00290)	(0.00290)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(1) OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and commercialization activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	Equity Interest - % Direct	Equity Interest - % Indirect (*)
Energy Distribution			
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	94.94	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	-	97.41
Rio Grande Energia S.A. ("RGE")	Proportional	-	67.07
Energy Generation			
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	97.01	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportional	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportional	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportional	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportional	-	25.01
Energy Commercialization			
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-

(*) Refer to the interests held by direct subsidiaries.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, according to the Accounting Manual of the Public Electric Energy Service, as defined by National Electric Energy Agency ("ANEEL") and the standards published by the Brazilian Securities Commission ("CVM").

These interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's financial statements, and should be analyzed together with those statements.

In order to improve the information presented to the market, the Cash Flow statements of the parent company and consolidated for the quarter ended March 31, 2005 and 2004 are being presented as supplementary information.

The Cash Flow Statements were prepared according to the criteria established by "FAS 95 – Statement of Cash Flows", with respect to the presentation format, within the context of registering the Company's financial statements with the SEC – Securities and Exchange Commission in the United States of America, which occurred during 2004. Therefore, reclassifications were made in the Cash Flow

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Statement for the three months ended in March 31, 2004 since, at the time of publication of 2004 financial statements, the Company had not yet been registered by the SEC.

According to the provisions of IBRACON Technical Interpretation No. 1, dated June 22, 2004, the Company and its subsidiaries recorded in the three month period ended March 31, 2005, the credits on operating costs and expenses offset in the PIS and COFINS calculations, net of the respective cost and expense accounts. The income statements in the period ended March 31, 2004 was reclassified in order to ensure the comparability of information.

Consolidation Principles

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of March 31, 2005, December 31, 2004 and March 31, 2004, the asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista and CPFL Geração are consolidated with those of their subsidiaries, wholly (majority-owned subsidiaries) or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247, dated March 27, 1996. Observing the conditions described above, the parcel related with the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated			
	Current		Long-term	
	March 31,2005	December 31,2004	March 31,2005	December 31,2004
Consumers, Concessionaires and Licensees (note 5)				
RTE - Extraordinary Tariff Recovery (a)	245,752	258,830	321,027	340,881
Periodic Tariff Review and Tariff Increase (b)	18,626	2,360	22,398	-
Free Energy (a)	94,575	101,737	185,393	189,391
Deferred Costs Variations (note 9)				
Parcel "A" (a)	-	-	425,873	408,757
CVA and Interministerial Ordinance 116 (c)	465,211	440,744	80,482	167,120
Interministerial Ordinance 361 (c)	56,279	23,184	18,182	4,355
Prepaid Expenses				
PIS and COFINS - Alteration in legislation (d)	-	-	60,459	46,483
Other Credits (note 11)				
PERCEE (a)	2,719	3,627	-	-
Low Income Consumers Subsidy - Losses (e)	47,691	43,995	-	-
Suppliers (note 15)				
Free Energy (a)	(77,589)	(91,838)	(240,377)	(229,874)
Deferred Gains Variations (note 9)				
Parcel "A" (a)	-	-	(9,381)	(9,004)
CVA and Interministerial Ordinance 116 (c)	(114,145)	(134,245)	(11,179)	(38,205)
Interministerial Ordinance 361 (c)	(49,990)	(14,291)	-	-
Other (Accounts Payable) - (note 21)				
2003 Tariff Review (b)	(78,977)	-	(42,124)	(71,113)
Low Income Consumers Subsidy - Gains (e)	(5,637)	(5,175)	-	-
Total	**604,515**	**628,928**	**810,753**	**808,791**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

a) Rationing:

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to rural and residential consumers (except those considered to be of "low income consumer") and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electrical sector with the Rationing Program.

This increase is being used to compensate the regulatory assets recorded by the subsidiaries. The periods stipulated for realizing the RTE and Electricity from Independent Suppliers (“Free Energy”) at the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002. After recovering these assets, through the equivalent mechanism, the amounts related with Parcel "A" will be realized.

As of March 31, 2005 and December 31, 2004, the subsidiaries CPFL Paulista and CPFL Piratininga recorded a provision for losses on the realization of the Extraordinary Tariff Adjustment in the amount of R$ 32,250. This provision was recorded based on the projected results of the subsidiaries considering the growth of their markets, expectations of inflation, interest and regulatory aspects. The balances of the Extraordinary Tariff Adjustment under long-term are posted net of this provision.

The movements of the principal regulatory assets and liabilities derived from rationing in the first quarter of 2005 are presented in the following table:

	Consolidated			
Description	RTE	Free Energy Asset	Free Energy Liability	Parcel "A"
Balances as of December 31, 2004	**599,711**	**291,128**	**321,712**	**399,753**
Monetary Restatement	27,028	12,322	12,023	16,739
Realization/Payment	(59,960)	(23,482)	(15,769)	-
Balances as of March 31, 2005	**566,779**	**279,968**	**317,966**	**416,492**

b) Periodic Tariff Review and Annual Tariff Increase:

CPFL Paulista

- **Periodic Tariff Review of 2003**

Through Homologation Resolution 75, dated April 6, 2005, ANEEL homologated the final result of the first periodic tariff review of the subsidiary CPFL Paulista for April 2003, which realigned the electric energy supply tariffs by 20.29%. In addition it established the **Xe factor** (which reflects the productivity gains) at 1.1352%, to be applied as a reduction factor to the manageable costs “Parcel B”, for the subsequent annual tariff increases until the next periodic review in April of 2008.

With the validation of the regulatory remuneration base – BBR and the reintegration quota under the terms of Resolution 493, dated September 3, 2003, the subsidiary CPFL Paulista recognized a liability

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(note 21) as a balancing item to Revenue from the Electricity Sales to Final Consumers, in the amount of R$ 48,888 (see note 23), which will be compensated as from April 8, 2005, in the annual tariff increase homologated by ANEEL.

In addition, the subsidiary CPFL Paulista recognized an asset in the amount of R$ 22,398 (note 5), recorded under noncurrent, as a balancing item to Electricity Sales to Final Consumers (note 23), referring to the difference found in the tariff homologation, as a function of the review of the regulatory depreciation rate of 4.64% per annum, used by ANEEL to calculate the integration quota and the percentage of 4.85% per annum, calculated by the subsidiary CPFL Paulista, based on information provided by the granting authority.

The management of the subsidiary CPFL Paulista substantiated the regulatory depreciation rate of 4.85% per annum, and began immediate discussions with ANEEL to clarify the issue. Due to the nature and clarity with which the data to be used by ANEEL in the review of this percentage can be substantiated, the subsidiary's management considers that it will be successful in these discussions.

Bearing in mind which this situation, will require additional discussions with the Regulatory Agency, the subsidiary CPFL Paulista considers that the tariff review of April 2003 will continue to have a provisional nature with respect to the depreciation percentage.

- **Tariff increase of 2005**

ANEEL, through Homologation Resolution 81, dated April 6, 2005, established the annual tariff increase, on a definitive basis, increasing the electric energy tariffs by an average percentage of 17.74%, composed as follows: (i) 10.58% due to the annual tariff increase; (ii) 7.16% due to the financial tariff components over and above the annual increase, especially the CVA, for the current year and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance 116.

Also, as a function of the basis stated in the homologation of the Resolution, the subsidiary recognized under current assets the amount of R$ 16,875, referring to reimbursement of the following costs: (i) Appraisal Report for assets in the amount of R$ 1,350, (ii) PIS and COFINS levied on the financial effects outside the April 2004 increase, basically on amortization of the CVA billed in 2004, in the amount of R$ 13,002, and (iii) the discounts applied to the Network Usage Charge – TUSD, billed in 2004 in the amount of R$ 2,523 (see note 5).

The amount of reimbursement of the PIS and COFINS mentioned in item (ii) above is provisional, since the PIS/COFINS issue is expected to be the subject of definitive regulation, after a public hearing held by ANEEL for this purpose. Any differences should be compensated in the future.

RGE

- **Tariff increase of 2005**

ANEEL, through Homologation Resolution 92, dated April 18, 2005, established the annual tariff increase of RGE on a definitive basis, increasing the electric energy tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the annual tariff increase; (ii) 7.35% due to the financial tariff components outside the annual increase, especially the CVA, for the current year and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance 116.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL Piratininga

- **Periodic Tariff Review of 2003 and Tariff increase of 2004**

According to information disclosed by ANEEL, the annual tariff increase for 2004 and the amounts defined after the periodic tariff review made in 2003 for the subsidiary CPFL Piratininga are still provisional, subject to alteration at the time of definition of the value of the Regulatory Reintegration Quota and Regulatory Remuneration Base, under the terms of ANEEL Resolution 493, dated September 3, 2002.

The amounts referring to the adjustments made in 2004 resulting from the tariff review of the subsidiary CPFL Piratininga are being corrected monthly by the variation in the IGP-M, and should be compensated as from the next annual tariff increase.

The assets and liabilities recorded as of March 31, 2005 and 2004 were R$ 1,751 (note 5) and R$ 72,213 (note 21), respectively.

Bearing in mind the provisional nature of this periodic tariff review and tariff increase, they are subject to alteration at the time of definitive homologation.

c) Deferred Costs and Gains Variation (CVA) and Interministerial Ordinances 116 and 361:

Refer to the compensation mechanism for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated from the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increases. Unmanageable costs are considered to be the expenses described in note 9.

Through Normative Resolution nº 153 dated March 14, 2005, ANEEL establish criteria and procedures to calculate and pass through to tariff, the costs related with the CVA of energy purchased, which was the object of the Interministerial Ordinance nº 361, as of November 26, 2004.

These amounts related for Interministerial nº 361 are pending homologation by ANEEL, being subject to alteration at the time of definitive homologation.

d) Regulatory Asset resulting from the increase in PIS and COFINS:

Refers to the difference in cost between the values of PIS and COFINS calculated by applying the current legislation and those incorporated in the tariff. This issue will be the object of definitive regulation, after a public hearing held by ANEEL. These amounts will be submitted for homologation by ANEEL and passed on to the tariffs. The amounts were monetary restated according to the IGP-M and were recorded in the noncurrent assets, prepaid expenses account. Bearing in mind their provisional nature, they are subject to alteration at the time of definitive homologation.

e) Low Income Consumers Subsidy:

Due to the new guidelines and criteria for classifying consumer units in the low income residential sub-class, a mismatch was found between the subsidies foreseen and those incorporated into the tariffs. Since these differences affect the energy distribution concessionaires or the final consumers, ANEEL has established a calculation methodology to be applied to enable the matching of accounts by means of previously established settlement criteria. These differences were surveyed on a monthly basis and are still subject to homologation and inspection by the regulatory agency, except for the amounts of R$ 1,564

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

payable by the subsidiary CPFL Paulista and R$ 201 receivable by the subsidiaries CPFL Piratininga, already homologated by ANEEL through Ruling 407 dated March 31, 2005.

(4)   CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	March 31,2005	December 31,2004	March 31,2005	December 31,2004
Bank balances	369	41,539	195,680	242,431
Short-term financial investments	330,595	144,846	772,218	575,293
Total	**330,964**	**186,385**	**967,898**	**817,724**

The bank balances show significant amounts since they are used for payments at the beginning of the subsequent month.

The short-term financial investments correspond to operations with national financial institutions, the majority of which are remunerated based on to the variation of the CDI, under normal market conditions and rates, and are available for use immediately.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(5)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

	Consolidated				
				Total	
Consumer Classes	Balances Coming Due	Past due up to 90 days	Past due by more than 90 days	March 31, 2005	December 31,2004
Current					
Residential	174,177	106,901	18,366	299,444	286,185
Industrial	138,458	50,254	43,602	232,314	245,470
Commercial	65,920	35,426	22,469	123,815	116,200
Rural	18,293	4,303	2,269	24,865	24,595
Public Administration	19,174	5,932	4,924	30,030	33,061
Public Lighting	23,209	7,052	32,663	62,924	69,247
Public Service	15,871	4,909	16,462	37,242	41,330
Billed	**455,102**	**214,777**	**140,755**	**810,634**	**816,088**
Unbilled	322,523	-	-	322,523	288,594
Tariff Increase (note 3)	16,875	-	-	16,875	2,360
Tariff Review (note 3)	1,751	-	-	1,751	-
Operations Carried out in the CCEE	12,002	-	-	12,002	12,763
Concessionaires and Licensees	70,175	32	-	70,207	54,986
Other	38,985	-	-	38,985	37,129
Subtotal	**917,413**	**214,809**	**140,755**	**1,272,977**	**1,211,920**
Extraordinary Tariff Adjustment (note3)	245,752	-	-	245,752	258,830
Free Energy (note 3)	94,575	-	-	94,575	101,737
Total	**1,257,740**	**214,809**	**140,755**	**1,613,304**	**1,572,487**
Noncurrent					
Operations Carried out in the CCEE	50,365	-	-	50,365	50,717
Extraordinary Tariff Adjustment (note3)	321,027	-	-	321,027	340,881
Free Energy (note 3)	185,393	-	-	185,393	189,391
Tariff Review (note 3)	22,398	-	-	22,398	-
Other	774	-	-	774	1,301
Total	**579,957**	**-**	**-**	**579,957**	**582,290**

Operations carried out within the context of the CCEE

The amounts refer to the accounting of the CCEE (former MAE) related with the period from September 2000 to March of 2005. The balance receivable as of March 31, 2005, derived from the sale of energy, principally comprises: (i) legal adjustments, established as a function of suits brought by agents in the sector; (ii) provisional registers established by CCEE; (iii) amounts pending settlement to be bilaterally renegotiated; and (iv) estimates made by the subsidiaries for periods not yet provided by the CCEE. The Company considers that there is no significant risk on the realization of these assets.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(6) ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the Provision for Doubtful Accounts, including a parcel to cover any losses with refinancing of consumer debts (note 11), between the period from December 31, 2004 and March 31, 2005, are as follows:

Balance as of December 31, 2004	**(50,420)**
Provision made	(15,946)
Recovery of Revenue	4,354
Write-off of Accounts Receivable	14,462
Balance as of March 31, 2005	**(47,550)**

(7) OTHER RECEIVABLES

	Consolidated	
Current	**March 31,2005**	**December 31,2004**
Receivables from CESP	27,531	27,434
Employees	20,320	17,470
Advances - Fundação CESP	6,962	7,783
Indemnities	6,261	6,261
Other	8,771	9,996
Total	**69,845**	**68,944**
Noncurrent		
Receivables from CESP	109,196	122,302
Other	2,957	2,957
Total	**112,153**	**125,259**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(8) RECOVERABLE TAXES

	Parent Company		Consolidated	
Current	**March 31,2005**	**December 31,2004**	**March 31,2005**	**December 31,2004**
Prepayments of Social Contribution - CSLL	-	-	15,380	4,594
Prepayments of Income Tax - IRPJ	-	-	28,883	12,679
Social Contribution Carryforward	-	-	20,795	28,803
Income Tax Carryforward	40,072	17,932	51,404	28,151
Withholding Income Tax Carryforward	277	26,573	34,254	60,577
State VAT (ICMS) on Purchases for Fixed Assets	-	-	22,342	23,954
PIS (Tax on Revenue)	4,112	4,112	6,562	6,412
COFINS (Tax on Revenue)	8	8	7,807	7,143
Social Security – INSS	-	-	951	1,584
Other	4	213	575	766
Total	**44,473**	**48,838**	**188,953**	**174,663**
Noncurrent				
PIS (Tax on Revenue)	-	-	1,100	1,059
COFINS (Tax on Revenue)	-	-	4,184	3,996
State VAT (ICMS) on Purchases for Fixed Assets	-	-	31,779	28,496
Withholding Income Tax Carryforward			8,930	-
Total	**-**	**-**	**45,993**	**33,551**

In consolidated, the carryforwards related with long-term PIS and COFINS are derived from constitution of the regulatory liability caused by the periodic tariff review of 2003.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(9) DEFERRED COSTS AND GAINS VARIATIONS

	Consolidated							
	ASSETS				**LIABILITIES**			
	Current		**Noncurrent**		**Current**		**Noncurrent**	
	March 31,2005	**December 31,2004**	**March 31,2005**	**December 31,2004**	**March 31,2005**	**December 31,2004**	**March 31,2005**	**December 31,2004**
Detailing:								
Energy Purchased - Itaipu	135,640	120,534	217,876	243,830	70,836	95,250	7,375	23,696
System Service Charge	87,517	99,365	25,055	40,203	-	-	-	-
Transmission of Energy – Itaipu	6,274	6,535	3,744	4,723	-	-	-	-
Energy Purchased - Other	60,108	37,954	113,992	96,315	53,175	16,492	286	1,100
Fuel Consumption Account – CCC	91,944	54,864	107,294	108,981	40,124	36,794	3,518	13,409
Energy Development Account - CDE	58,005	53,549	18,527	29,113	-	-	-	-
Basic Network Charges	82,002	91,127	33,816	53,004	-	-	-	-
Global Revision Quota – RGR	-	-	1,802	1,729	-	-	8,972	8,612
Inspection Fee	-	-	689	661	-	-	409	392
Connection Charges	-	-	1,742	1,673	-	-	-	-
Total	**521,490**	**463,928**	**524,537**	**580,232**	**164,135**	**148,536**	**20,560**	**47,209**
Summary:								
CVA	148,552	81,514	26,048	50,146	23,691	23,797	2,051	15,029
Parcel "A"	-	-	425,873	408,757	-	-	9,381	9,004
Interministerial Ordinance 116	316,659	359,230	54,434	116,974	90,454	110,448	9,128	23,176
Interministerial Ordinance 361	56,279	23,184	18,182	4,355	49,990	14,291	-	-
Total	**521,490**	**463,928**	**524,537**	**580,232**	**164,135**	**148,536**	**20,560**	**47,209**

(10) DEFERRED TAX CREDITS

10.1 Composition of the income tax and social contribution credits:

	Consolidated	
Tax Credits	**March 31, 2005**	**December 31, 2004**
Income Tax Credit on:		
Tax Loss Carryforwards	139,942	152,753
Tax Benefit on Merged Goodwill	518,715	525,468
Temporarily Nondeductible Differences	105,469	101,913
	764,126	780,134
Social Contribution Credit on:		
Tax Loss Carryforwards	60,207	64,730
Tax Benefit of Merged Goodwill	179,018	181,448
Temporarily Nondeductible Differences	30,340	29,363
	269,565	275,541
Total	**1,033,691**	**1,055,675**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies by CPFL Paulista (DOC 4) and CPFL Piratininga (DRAFT I), and has been realized proportionally to the amortization of the merged goodwill that gave rise to it, according to the net income foreseen during the remaining concession period.

For the first quarter of 2005, the annual rates were used of 4.997631% for CPFL Paulista and 5.777282% for CPFL Piratininga, being these taxes subject periodic review.

In the consolidated, the expected recovery of the deferred tax credits derived from tax loss carryforward and temporary nondeductible expenses is based on the income projections prepared by the subsidiaries, being waited the realization of relevant installment up to 2008. This forecast is subject to alteration, since the final results, at the time of realization in subsequent periods could differ from those considered in the projections. On a conservative basis, the subsidiaries decided to maintain these credits in long term.

10.2 Temporary nondeductible differences:

	Consolidated			
	IRPJ		CSLL	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Reserve for Contingencies	53,618	54,295	12,170	12,623
Pension Plan Expenses	26,160	23,430	9,059	8,078
Allowance for Doubtful Accounts	9,614	9,471	3,931	3,410
Accounts Receivable from Government Entities	5,002	5,209	1,801	1,875
Profit Sharing	2,971	2,365	1,070	851
Other	8,104	7,143	2,309	2,526
Total	**105,469**	**101,913**	**30,340**	**29,363**

10.3 Reconciliation of the amounts of income tax and social contribution reported in income in the three-month period ended March 31, 2005 and 2004:

	Consolidated			
	March 31,2005		March 31,2004	
	IRPJ	CSLL	IRPJ	CSLL
Income/Loss before IRPJ and CSLL	**296,953**	**296,953**	**35,738**	**35,738**
Adjustments to Reflect Effective Rate:				
- Amortization of Goodwill	28,360	-	41,019	-
- Goodwill CVM Instruction 349	-	14,987	-	-
- Realization CMC	-	6,180	-	6,483
- Fundação Cesp - PSAP	-	-	4,781	4,781
- Income without Tax Effect	5,272	11,239	41,781	53,178
- Realization of Revaluation Reserve	3,713	3,713	-	-
- Other net Additions/Deductions	3,226	6,024	(2,556)	(1,024)
Calculation base	**337,524**	**339,096**	**120,763**	**99,156**
Applicable rate	25%	9%	25%	9%
Taxes Calculated	**(84,381)**	**(30,519)**	**(30,191)**	**(8,924)**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(11) OTHER CREDITS

	Consolidated			
	Current		**Noncurrent**	
	March 31, 2005	**December 31, 2004**	**March 31, 2005**	**December 31, 2004**
Refinancing of Consumer Debts	46,740	76,796	94,533	69,085
Low Income Subsidy (note 3)	47,691	43,995	-	-
Fund Tied to Foreign Currency Loans	-	-	22,863	21,434
PERCEE	2,719	3,627	-	-
Orders in Progress	7,602	8,103	-	-
Services Rendered to Third Parties	19,077	17,038	621	616
Reimbursement RGR	463	-	-	-
Assets and Rights for Disposal	998	1,462	1,475	1,475
Other	10,013	7,318	5,431	5,090
Total	**135,303**	**158,339**	**124,923**	**97,700**

(12) INVESTMENTS

	Parent Company		Consolidated	
	March 31, 2005	**December 31, 2004**	**March 31, 2005**	**December 31, 2004**
Permanent Equity Interests	2,913,010	2,735,310	-	-
Goodwill / Negative Goodwill	1,005,888	1,019,325	1,990,683	2,019,045
Leased Assets	-	-	783,325	791,836
Other Investments	-	-	30,351	30,251
Total	**3,918,898**	**3,754,635**	**2,804,359**	**2,841,132**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

12.1 - Permanent Equity Interests:

The Company has equity interests in the following subsidiaries:

	Parent Company					
	March 31, 2005			December 31, 2004		
Information on Equity Interests	**CPFL Paulista**	**CPFL Geração**	**CPFL Brasil**	**CPFL Paulista**	**CPFL Geração**	**CPFL Brasil**
Subsidiary						
Number of Shares - (in thousands)						
- Common Shares	12,491,807	68,495,905	300	12,491,807	68,495,905	300
- Preferred Shares	21,113,254	136,991,811	-	21,113,254	136,991,811	-
- Total Number of Shares	33,605,061	205,487,716	300	33,605,061	205,487,716	300
Shareholders' Equity - (R$ thousands)						
- Capital	1,226,556	1,039,618	3	1,226,556	1,039,618	3
- Net Income	121,538	24,158	38,878	323,050	71,053	101,716
- Shareholders' Equity	1,935,467	1,068,559	38,882	1,813,929	1,044,401	4
Parent Company						
Held by Parent Company - (in thousands)						
- Common Shares	12,084,042	67,317,562	300	12,084,042	67,317,562	300
- Preferred Shares	19,819,681	132,033,724	-	19,819,681	132,033,724	-
- Total Number of Shares	31,903,723	199,351,286	300	31,903,723	199,351,286	300
Ownership - (%)						
- Voting	96.7357%	98.2797%	100.00%	96.7357%	98.2797%	100.00%
- Total (a)	94.9373%	97.0137%	100.00%	94.9373%	97.0137%	100.00%
Permanent Equity Interests - (R$ thousands)	1,837,480	1,036,648	38,882	1,722,094	1,013,212	4
Equity in Subsidiaries - (R$ thousands)	115,385	23,437	38,878	306,695	68,649	101,716

The Result of equity in subsidiaries at December 31, 2004 refers to the twelve month period ended on that date.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
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TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

12.2 - Goodwill or Negative Goodwill:

		Consolidated			
		March 31, 2005			December 31, 2004
Investor	**Investee**	**Historic Cost**	**Accumulated Amortization**	**Net Value**	**Net Value**
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(55,706)	1,018,320	1,031,739
CPFL Energia	CPFL Geração	651	(255)	396	414
CPFL Paulista	RGE	756,443	(218,414)	538,029	545,119
CPFL Paulista	CPFL Piratininga	124,895	(3,536)	121,359	123,227
CPFL Geração	SEMESA	426,449	(115,126)	311,323	317,290
CPFL Geração	Fóz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	15,693	(5,460)	10,233	10,233
CPFL Geração	Barra Grande	3,081	-	3,081	3,081
Total		**2,389,180**	**(398,497)**	**1,990,683**	**2,019,045**

Change in the criterion for amortizing Goodwill

The goodwill derived from acquisition of the corporate interests in RGE, CPFL Piratininga and SEMESA were previously amortized on a straight-line basis over a 10-year period. As from June of 2004, backdated to January 2004, they begin to be amortized proportionally to the projected net income curves for the remaining concession period of the investees RGE and CPFL Piratininga and over the remaining term of the lease contract with FURNAS in the case of the investee SEMESA.

In the first quarter of 2005, the amortization of the goodwill was calculated based on an annual rate of 5.777282% at CPFL Piratininga, 4.997631% at RGE and 7.439278% at SEMESA, these rates being subject to periodic review. In the first quarter of 2004, the amortization had been accounted for on a straight-line basis over a 10-year period.

12.3 - Leased Assets:

In the consolidated, the balances refer principally to assets forming part of the Serra da Mesa Hydropower Plant, belonging to the indirect subsidiary SEMESA, leased to the concession holder (currently FURNAS) for a 30-year period ending 2028.

12.4 – Other aspects:

The interim financial statements as of March 31, 2005 and 2004 and financial statements as of December 31, 2004 of CPFL Paulista, CPFL Geração and CPFL Brasil, were reviewed and audited by the same auditors as those of the Company, and the respective report on special review and audit opinion were issued on April 25, 2005 and March 3, 2005.

At the subsidiary RGE, according to instructions from ANEEL, through Homologation Resolution 166, dated July 13, 2004 as part of the process to approve the merger of the parent company (DOC 3), a cash flow resulting from the merger has been prepared annually.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

If a negative cash flow is calculated, the controlling shareholders of RGE should make contributions to an amount equivalent to their interest within a 60-day period counting from the date of holding the General Shareholders' Meeting, maintaining the same interests of the shareholders before the contribution. The controlling shareholders may withhold the dividends to which they are entitled, for the purpose of making the contribution for the negative cash flow. In the case of a positive cash flow, it will be used for possible compensation in a subsequent period.

The annual cash flow accumulated as of December 31, 2004 was negative at R$ 38,207 (positive by R$ 69,587 as of December 31, 2003).

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	March 31, 2005			December 31, 2004
In Service	**Historic Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
- Distribution	5,438,337	(2,780,117)	2,658,220	2,670,346
- Generation	236,173	(88,845)	147,328	147,519
- Commercialization	91,876	(32,377)	59,499	57,019
- Administration	235,555	(118,628)	116,927	101,032
	6,001,941	**(3,019,967)**	**2,981,974**	**2,975,916**
In Progress				
- Distribution	134,989	-	134,989	115,298
- Generation	1,058,051	-	1,058,051	974,331
- Commercialization	6,428	-	6,428	7,696
- Administration	12,051	-	12,051	14,152
	1,211,519	**-**	**1,211,519**	**1,111,477**
Subtotal	**7,213,460**	**(3,019,967)**	**4,193,493**	**4,087,393**
Other Assets not Tied to the Concession	**751,347**	**(425,860)**	**325,487**	**327,524**
Total Property, Plant and Equipment	**7,964,807**	**(3,445,827)**	**4,518,980**	**4,414,917**
Special Obligations linked to the Concession			(603,638)	(588,053)
Net Property, Plant and Equipment			**3,915,342**	**3,826,864**

The average depreciation rate of the assets at the subsidiaries is approximately 5.25% p.a.

Other Assets not Tied to the Concession – Refers to the goodwill on the merger of RGE´s parent company, amortized over the remaining concession period, according to the net income foreseen for the period (annual rate of 2.41% in 2005). This tax are subject periodic review.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

(14) DEFERRED CHARGES

	Consolidated			
	March 31, 2005			December 31, 2004
	Historic Cost	Accumulated Amortization	Net	Net
Pre-Operating Expenses in Service	26,643	(7,850)	18,793	19,255
Expenses with the Issue of Debentures	7,134	(2,720)	4,414	4,722
Deferred Charges in Progress	18,808	-	18,808	33,344
Total	**52,585**	**(10,570)**	**42,015**	**57,321**

(15) SUPPLIERS

At the parent company, the balances as of March 31, 2005 are principally related with services provided by third parties. In the consolidated, the composition of the balances is as follows:

	Consolidated	
Short-term	March 31, 2005	December 31, 2004
Other - CCEE	2,686	815
System Service Charges	4,688	2,490
Transactions in the CCEE (note 5)	7,374	3,305
Electric Energy Supply	417,357	400,461
Electricity Grid Usage Charges	61,600	62,746
Materials / Services	63,065	95,894
Free Energy (note 3)	77,589	91,838
Other	9,237	9,613
Total	**636,222**	**663,857**
Long-term		
Free Energy (note 3)	**240,377**	**229,874**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(16) INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated					
	March 31, 2005			December 31, 2004		
	Interest and other charges	Principal Current	Principal Noncurrent	Interest and other charges	Principal Current	Principal Noncurrent
LOCAL CURRENCY						
BNDES - Power Increases (PCH´s) (a)	78	3,683	14,825	81	3,653	15,619
BNDES – Investment (b)	1,341	43,152	775,939	457	38,320	652,556
BNDES - Regulatory Asset (c)	6,507	233,352	491,077	6,305	214,827	541,924
BNDES - Interministerial Ordinance 116 (d)	1,921	168,105	46,130	2,089	165,451	85,718
FIDC (e)	24,643	65,230	59,397	19,771	59,722	78,610
BRDE (f)	-	19,867	10,910	357	18,833	17,520
Financial Institutions (g)	3,522	46,278	157,523	3,608	54,257	159,608
Other (h)	501	20,045	109,383	537	19,924	104,918
Subtotal	**38,513**	**599,712**	**1,665,184**	**33,205**	**574,987**	**1,656,473**
FOREIGN CURRENCY						
IFC - CPFL Energia (i)	1,755	21,330	85,318	3,556	10,618	95,558
Floating Rate Notes (j)	6,836	195,166	191,966	805	159,264	277,119
Trade Finance - Sul Geradora (k)	637	101,926	-	-	-	-
Financial Institutions (l)	2,633	16,223	113,915	2,182	119,704	115,191
Subtotal	**11,861**	**334,645**	**391,199**	**6,543**	**289,586**	**487,868**
Total	**50,374**	**934,357**	**2,056,383**	**39,748**	**864,573**	**2,144,341**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

	Consolidated				
	March 31, 2005	December 31, 2004	Remuneration	Amortization	Collateral
LOCAL CURRENCY					
BNDES - Power Increases (PCH's) (a)					
CPFL Centrais Elétricas	16,606	17,283	TJLP + 3.5%p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	1,980	2,070	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
BNDES - Investment (b)					
CPFL Paulista (tranches A and B)	56,099	61,762	TJLP + 3.25%p.a.	78 monthly installments from October 2000 ("A") and October 2001 ("B")	Revenue
RGE	57,386	59,480	TJLP + 3.25% to 4.5% p.a.	36 monthly installments from December 2005	Revenue collection
RGE	6,464	6,314	UMBNDES + 4.5% p.a.	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga	33,608	-	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga	173	212	TJLP + 3.45%p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	112,886	80,630	URTJLP + 3.125%p.a.	144 monthly installments from September 2006 ("A") and November 2006 ("C")	Guarantee of Shareholders
BAESA	50,480	49,083	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Guarantee of Shareholders
ENERCAN	30,496	26,510	UMBND + 4% p.a.	144 monthly installments from April 2007	Guarantee of Shareholders
ENERCAN	314,317	265,602	TJLP + 4%p.a.	144 monthly installments from April 2007	Guarantee of Shareholders
CERAN	123,155	109,588	UMBND + 5% p.a.	120 monthly installments from April 2006	Guarantee of CPFL Energia
CERAN	35,368	32,152	TJLP + 5%p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
BNDES - RTE and Parcel "A" (c)					
CPFL Paulista	525,280	540,692	Selic + 1%p.a.	RTE - 62 monthly installments from March 2002 Parcel A - 13 monthly installments from May 2007	Receivables
CPFL Piratininga	176,937	185,666	Selic + 1%p.a.	RTE - 54 monthly installments from March 2002 Parcel A - 9 monthly installments from September 2007	Receivables
RGE	23,658	31,325	Selic + 1%p.a.	Parcel A - 60 monthly installments from March 2003	Receivables
CPFL Geração	5,061	5,373	Selic + 1%p.a.	Parcel A - 60 monthly installments from March 2003	Receivables
BNDES - CVA and Interministerial Ordinance 116 (d)					
CPFL Paulista	132,126	158,832	Selic + 1%p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	84,030	94,426	Selic + 1%p.a.	24 monthly installments from December 2004	Receivables
FIDC - CPFL Piratininga (e)	149,270	158,103	112% of CDI	36 monthly installments from March 2004	Receivables
BRDE - RGE (f)	30,777	36,710	IGP-M + 12%p.a.	180 monthly installments from September 1991	Receivables
Financial Institutions (g)					
CPFL Paulista					
Banco do Brasil - Law 8727	58,342	58,532	Variation of IGPM + 7.42% p.a.	240 montly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	69,168	69,164	CDI + 1.75%p.a.	24 monthly installments from May 2006	Letters of credits CPFL, Ipê and receivables in the amount of R$ 38,000
Unibanco	27,453	27,468	CDI + 2.15%p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	27,883	12,480	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Alfa	8,664	20,179	CDI + 2.0% p.a.	4 monthly installments from January 2005	Proportional guarantee and promissory notes
Banrisul	1,133	2,268	122.2 % CDI + 3.5% p.a.	18 monthly installments from January 2004	No guarantee
Banco Safra	14,680	-	105% of CDI	1 installment from May 2005	Promissory notes
SEMESA	-	27,382	Variation of CDI	Working capital	Receivables
Other (h)					
CPFL Paulista					
ELETROBRÁS	16,127	17,248	RGR + rate variable from 6% to 9% p.a.	Monthly installments	Receivables and promissory notes
Other	7,995	8,041	-	-	-
RGE					
FINEP	791	366	TJLP + 4.0%p.a.	48 monthy installments from July 2006	Receivables
ELETROBRÁS	4,315	4,785	RGR + rate variabeln from 6% to 9% p.a.	Monthly installments	Revenue / Promissory notes
Other	8,320	8,351	-	-	-
Piratininga					
ELETROBRÁS	5,987	5,733	RGR + rate variable from 6% to 6.5% p.a.	Monthly installments	Receivables/Promissory notes
Other	862	901	-	-	-
Semesa					
Furnas Centrais Elétricas	85,532	79,954	IGP-M + 10%p.a.	24 monthly installments from August 2008	Energy produced by plant
Subtotal	**2,303,409**	**2,264,665**			
FOREIGN CURRENCY					
IFC (i)	108,403	109,732	US$ + 6-month Libor+ 5.25%p.a. (***)	10 semiannual installments from July 2005	Share of CPFL Centrais Elétricas
Floating Rate Notes (j)	393,968	437,188	US$ + 6-month Libor + 2.95%p.a. (*)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
Sul Geradora (k)					
BankBoston	102,563	102,175	US$ + Libor + 4.7%p.a. (**)	12 installments 3 in the year (May - June - july) from May 2002	Guarantee of RGE and Letter of guarantee
Financial Institutions (l)					
CPFL Paulista					
Debt Conversion Bond	24,037	23,794	US$ + 6-month Libor+ 0.875%p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	3,804	3,766	US$ + 6-month Libor+ 0.875%p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	3,859	3,820	US$ + 6-month Libor+ 0.8125%p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	27,905	27,231	US$ + 8%p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	23,483	23,248	US$ + 6-month Libor+ 0.8125%p.a.	1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
PAR-Bond	34,251	33,586	US$ + 6%p.a.	1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
El Bond - Interest Bond	4,353	4,310	US$ + 6-month Libor+ 0.8125%p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
RGE					
Banco Itaú BBA	2,096	4,169	US$ + 7.0%p.a. (**)	18 monthly installments from January 2004	Promissory notes
Unibanco	8,983	10,978	US$ + Libor + 7.25%p.a. (**)	7 semiannual installments from September 2004	Receivables and reserve account
Subtotal	**737,705**	**783,997**			
Total	**3,041,114**	**3,048,662**			

(*) Convert this debt ito Brazilian reais, bearing interest at 93.65% (installments of US$ 100 million) and 94.75% (installments of US$ 200 million) at CDI rates.
(**) Convert this debt into Brazilian reais, bearing interest of 64% of CDI rates to CDI rates plus 3.5%p.a.
(***) Convert this debt into Brazilian reais, bearing interest at 105.3% of CDI rates.

BNDES – CPFL Piratininga – In March of 2005, the opening of credit by the BNDES FINEM for the subsidiary CPFL Piratininga was approved to finance the total amount of R$ 89,382, of which during the same month the amount of R$ 33,568 was released. The remaining balance is planned to be released quarterly, until reach the total amount, and up to December of 2006.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

This contract is subject to certain restrictive conditions, contemplating clauses that require the Company to maintain certain financial ratios at predefined levels, summarized as follows:

- Pay a dividend and interest on equity whose total exceeds the minimum compulsory dividend stipulated in the legislation only after approval by the BNDES and the lead bank (UNIBANCO);
- Net indebtedness divided by EBITDA equal to or less than 3.0;
- Net indebtedness divided by the total of net indebtedness and net equity equal to or less than 0.6.

These restrictive clauses are being complied with.

The Company and its subsidiaries are also subject to compliance with certain restrictive clauses established by other contracts with financial institutions which are being complied with in all significant aspects.

(17) DEBENTURES

					Consolidated					
Characteristics of Debenture Issues					**Balances as of:**					
					March 31, 2005			**December 31, 2004**		
Issuer	**Issue**	**Series**	**Number**	**Remuneration**	**Interest**	**Current**	**Long-term**	**Interest**	**Current**	**Long-term**
CPFL Paulista	1st	1st	44,000	IGP-M + 11.5% p.a.	70,117	-	730,777	47,876	-	719,676
CPFL Paulista	1st	2nd	30,142	CDI + 0.6% p.a.	43,338	150,710	150,710	29,051	150,710	150,710
CPFL Paulista	2nd	1st	11,968	109% of CDI	5,364	-	119,680	10,385	-	119,680
CPFL Paulista	2nd	2nd	13,032	IGP-M + 9.8% p.a.	10,004	-	138,496	6,617	-	137,151
SEMESA	1st	-	58,000	TJLP + 4 to 5% p.a.	18,623	107,725	469,205	4,561	106,792	465,144
BAESA	1st	-	23,094	105% of CDI	-	-	25,115	-	-	24,060
BAESA	2nd	-	23,281	IGP-M + 9.55% p.a.	-	-	25,209	-	-	24,284
Total					**147,446**	**258,435**	**1,659,192**	**98,490**	**257,502**	**1,640,705**

The subsidiaries are subject to compliance with certain restrictive clauses established by deed of issue of debentures, which are being complied with.

(18) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the joint subsidiary RGE, through Fundação ELETROCEEE, maintain Supplementary Retirement and Pension Plans for their employees.

With the modification of the Retirement Plan in September of 1997, a liability was recognized as being payable to the subsidiaries CPFL Paulista and CPFL Geração related with the plan's deficit calculated at the time by the external actuaries of Fundação CESP, which has been amortized in 240 monthly installments, plus interest of 6% p.a. and restated according to the IGP-DI (FGV). The balance of the liability as of March 31, 2005 was R$ 735,069 (R$ 743,045 as of December 31, 2004), and the liability was adjusted to comply with the criteria of CVM Ruling 371, dated December 13, 2000.

CVM Ruling No. 371 – Pension Plan Accounting

CVM Ruling No. 371, dated December 13, 2000, establishes new accounting practices for computing, recording and presenting the effects of post-employment benefits in Brazil. According to this ruling, the subsidiaries opted to record in income the initial effects of the change in accounting practices in the manner of computing, recording and presenting the effects of post-employment benefits, plus an

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

extraordinary item, net of tax effects, for a five-year period, beginning in the fiscal year ended December 31, 2002.

The movements occurred in net liabilities for the first quarter of 2005 and fiscal year of 2004 are as follows:

	March 31, 2005				December 31, 2004			
Movements in Net Liabilities:	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE
Net actuarial liability at the beginning of the year	711,234	125,259	13,986	3,306	669,173	83,741	13,295	3,847
Charges recognized in income statement	20,647	14,056	375	(347)	135,133	63,124	2,835	1,073
Sponsor´s Contributions during fiscal year	(27,653)	(5,718)	(603)	(386)	(93,072)	(21,606)	(2,144)	(1,614)
	704,228	**133,597**	**13,758**	**2,573**	**711,234**	**125,259**	**13,986**	**3,306**
Short-term	72,841	19,583	1,541	-	65,567	18,902	1,296	-
Long-term	631,387	114,014	12,217	2,573	645,667	106,357	12,690	3,306
	704,228	**133,597**	**13,758**	**2,573**	**711,234**	**125,259**	**13,986**	**3,306**

The account balances of the subsidiaries related with the Entity Pension Plan also include R$ 41,777 (R$ 45,648 as of December 2004), referring to other contributions.

Expenses and Income recognized up to March 31, 2005:	**CPFL Paulista**	**CPFL Piratininga**	**CPFL Geração**	**RGE**
Cost of service	244	1,345	7	119
Interest on actuarial liabilities	63,283	16,329	1,264	2,002
Expected return on plan assets	(46,918)	(11,269)	(978)	(2,373)
Unrecognized prior service cost	-	3	-	-
Increase in liabilities due to adoption of CVM Res. nº371	4,044	8,196	82	101
Total expense	**20,653**	**14,604**	**375**	**(151)**
Expected participants' contributions	(6)	(548)	-	(196)
Total	**20,647**	**14,056**	**375**	**(347)**

Of the cost of the employee pension plan incurred by CPFL Geração, R$ 98 was passed on to CPFL Centrais Elétricas, bearing in mind the transfer of employees previously with CPFL Geração to that company. However CPFL Geração continues to be the sponsor of the fund with respect to the private pension entity that it administers (Fundação Cesp).

(19) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		**Long-term**	
	March 31, 2005	**December 31, 2004**	**March 31, 2005**	**December 31, 2004**
ICMS (State VAT)	235,073	232,062	-	-
PIS (Tax on Revenue)	9,335	9,607	2,767	2,902
COFINS (Tax on Revenue)	40,043	44,970	12,744	14,170
INSS (Social Security Contribution)	3,369	4,103	-	-
Government Severance Indemnity Fund for Employees – FGTS	65	78	-	-
Income Tax - IRPJ	76,896	76,221	47,976	51,052
Social Contribution Tax - CSLL	26,641	23,241	17,272	18,379
Other	6,992	19,192	-	-
Total	**398,414**	**409,474**	**80,759**	**86,503**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

The amounts reported under long-term refer to deferred taxes levied on the following assets: (i) Extraordinary Tariff Adjustment – RTE, (ii) Regulatory Asset referring to PIS and COFINS, and (iii) Effects of the Tariff Review at the subsidiaries. These amounts are considered payable by the subsidiaries to the extent that the amount of the principal is realized.

(20) RESERVE FOR CONTINGENCIES

	Consolidated			
	March 31, 2005		December 31, 2004	
	Accrued	Escrow Deposits	Accrued	Escrow Deposits
Labor				
Other	59,760	31,725	63,743	34,865
Civil				
General Damages	7,573	2,009	8,151	1,444
Tariff Increase	29,261	10,723	28,612	10,945
Energy Purchased	72,294	51,421	49,862	31,491
Other	8,871	3,117	8,967	3,078
	117,999	67,270	95,592	46,958
Tax				
FINSOCIAL	17,294	48,941	17,201	48,677
PIS	11,378	-	11,321	-
COFINS	84,674	2,317	84,588	2,317
Income tax	22,493	6,711	20,492	4,500
Other	9,509	8,079	11,099	8,079
	145,348	66,048	144,701	63,573
Total	**323,107**	**165,043**	**304,036**	**145,396**

The reserve for contingencies was made based on an appraisal of the risk of losing litigation to which the Company and its subsidiaries are parties, whose likelihood of loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The movements of the Reserve for Contingencies, comprised between December 31, 2004 and March 31, 2005 is as follows:

	Consolidated			
Description	Labor	Civil	Tax	Total
Balance as of December 31, 2004	**63,743**	**95,592**	**144,701**	**304,036**
Accrued for the period	2,936	22,824	647	26,407
Payments for the period	(6,919)	(417)	-	(7,336)
Balance as of March 31, 2005	**59,760**	**117,999**	**145,348**	**323,107**

Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These issues do not yet represent a tendency for the decisions by the courts or any other decision on similar cases considered to be probable or remote. The claims related with possible losses as of March 31, 2005 were represented as follows: (i) R$ 66,802 referring to

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

labor cases; (ii) R$ 78,869 referring to civil cases basically represented by personal injuries; and (iii) R$ 151,484 referring to claims related with tax issues, principally Income Tax, PIS and COFINS.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(21) OTHER

	Consolidated	
Current	**March 31, 2005**	**December 31, 2004**
Consumers and Concessionaires	40,631	39,073
Tariff review (note 3)	78,977	-
Low Income Consumer Subsidy	5,637	5,175
Advances	16,006	17,115
Interest on Compulsory Loan	6,296	4,950
Emergency Capacity Charge - ECE	33,589	34,313
Emergency Energy Purchase Charge - EEE	885	886
Other	15,904	14,806
Total	**197,925**	**116,318**
Long-term		
Funds for Capital Increase	5,456	5,456
Financial Compensation - 2003 Tariff Review (note 3)	42,124	71,113
Fund for Reversal	13,987	13,987
Other	998	1,055
Total	**62,565**	**91,611**

(22) SHAREHOLDERS' EQUITY

All the Company's shares are common shares, with no par value distributed as follows:

	Shareholdings			
	March 31, 2005		December 31, 2004	
Shareholders	**Common Shares**	**Interest %**	**Common Shares**	**Interest %**
VBC Energia S.A.	170,214,676	37.69	170,214,676	37.69
521 Participações S.A.	149,230,369	33.04	149,230,369	33.04
Bonaire Participações S.A.	61,503,529	13.62	61,503,529	13.62
BNDES Participações S.A.	23,005,251	5.09	23,005,251	5.09
Other Shareholders	47,634,152	10.55	47,636,252	10.55
Board Members and Statutory Directors	40,792	0.01	38,692	0.01
Total	**451,628,769**	**100.00**	**451,628,769**	**100.00**

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(23) OPERATING REVENUES

	Consolidated					
	No. of Consumers (**)		GWh		R$ thousands	
Revenue from electric energy operations (*)	**March 31, 2005**	**March 31, 2004**	**March 31, 2005**	**March 31, 2004**	**March 31, 2005**	**March 31, 2004**
Consumer class						
Residential	4,709	4,588	2,163	2,091	848,445	738,739
Industrial	141	103	4,058	4,223	737,981	680,267
Commercial	442	431	1,341	1,242	442,568	374,339
Rural	231	226	406	381	69,819	60,163
Public Administration	36	36	182	170	55,718	46,635
Public Lighting	2	1	273	266	54,656	48,891
Public Service	6	6	343	339	73,178	62,608
Billed Supplies	5,567	5,391	8,766	8,712	2,282,365	2,011,642
Own Consumption	-	-	7	6	-	-
Unbilled Supplies (Net)	-	-		-	26,333	(8,503)
Emergency Charges - ECE/EAEE	-	-	-	-	70,937	98,430
Realization of Extraordinary Tariff Adjustment (note 3)	-	-	-	-	(59,960)	(52,891)
Realization of Free Energy (note 3)	-	-	-	-	(22,483)	(20,591)
Realization of Regulatory Asset – TUSD – Review 2003	-				(608)	-
Review - Tariff Increase (note 3)	-	-	-	-	(26,490)	18,802
ELECTRICITY SALES TO FINAL CONSUMERS	**5,567**	**5,391**	**8,773**	**8,718**	**2,270,094**	**2,046,889**
Furnas Centrais Elétricas S.A.			746	754	73,680	65,174
Other Concessionaires and Licensees			490	174	28,958	10,793
Short-term Electric Energy			112	213	1,736	6,333
ELECTRICITY SALES TO DISTRIBUTORS			**1,348**	**1,141**	**104,374**	**82,300**
Revenue from Network Usage Charge					95,318	35,189
Low Income Consumer Subsidy (note 3)					6,679	3,110
Other Revenues and Income					24,001	21,792
OTHER OPERATING REVENUES					**125,998**	**60,091**
Total			**10,121**	**9,859**	**2,500,466**	**2,189,280**

(*)Number of consumers and GWh information, not examined by the independent auditors

(**) Represents active customers (customers connected to the distribution network)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(24) COST OF ELECTRIC ENERGY

	Consolidated			
	GWh(*)		R$ thousands	
Electricity Purchased for Resale	**March 31, 2005**	**March 31, 2004**	**March 31, 2005**	**March 31, 2004**
Itaipú Binacional	2,578	2,613	232,635	235,783
Furnas Centrais Elétricas S.A.	615	1,235	51,027	96,598
CESP - Cia. Energética de São Paulo	1,255	1,398	65,045	95,775
Cia. de Geração de Energia Elétrica do Tietê	305	557	23,868	40,775
Duke Energy Inter. Ger. Paranapanema S.A.	542	578	44,519	56,747
Tractebel Energia S.A.	2,101	1,525	174,998	128,236
Auction of energy	347	-	19,947	-
Petrobrás	1,766	-	125,845	-
EMAE - Empresa Metropolitana de Águas e Energia	50	100	4,018	7,235
Cia. Estadual Energia Elétrica - CEEE	38	70	2,249	3,996
AES Uruguaiana Ltda.	215	228	25,892	20,010
Co-Generators	22	33	1,935	3,080
Electric Energy Selling Market - CCEE	117	-	1,484	1,901
Other	611	1,577	43,721	81,511
Subtotal	10,562	9,914	817,183	771,647
Deferment/Amortization - CVA (note 9)			(7,834)	12,012
Credit for PIS/COFINS IBRACON Instruction as of June 22, 2004			(93,324)	(63,085)
Subtotal			**716,025**	**720,574**
Electricity Network Usage Charge				
Basic Network Charges			123,725	111,850
Charges for Transmission from Itaipu			13,691	12,558
Connection Charges			18,639	15,853
System Service Charges - ESS			5,625	4,418
Subtotal			**161,680**	**144,679**
Deferment/Amortization - CVA			64,787	(20,147)
Credit for PIS/COFINS			(22,893)	(8,706)
Subtotal			**203,574**	**115,826**
Total			**919,599**	**836,400**

(*) Information not examined by the independent auditors

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(25) OPERATING EXPENSES

	Parent company		Consolidated	
Selling Expenses	**March 31, 2005**	**March 31, 2004**	**March 31, 2005**	**March 31, 2004**
Personnel	-	-	8,493	7,307
Material	-	-	615	433
Outsourced Services	-	-	9,764	9,502
Allowance for Doubtful Accounts	-	-	11,592	11,088
Depreciation and Amortization	-	-	1,336	912
Collection Charge	-	-	10,213	9,997
Other	-	-	1,825	570
Total	**-**	**-**	**43,838**	**39,809**
General and Administrative Expenses				
Personnel	49	36	18,705	18,536
Employee Pension Plans	-	-	195	677
Material	4	43	932	718
Outsourced Services	767	1,323	23,218	21,268
Leases and Rentals	-	-	1,465	1,359
Depreciation and Amortization	-	-	6,520	4,910
Publicity and Advertising	546	45	1,308	997
Legal, Judicial and Indemnities	20	21	8,025	3,899
Donations, Contributions and Subsidies	-	-	1,114	1,391
PERCEE	-	-	908	4,531
Other	101	3,175	5,135	9,015
Total	**1,487**	**4,643**	**67,525**	**67,301**
Other Operating Expenses				
Inspection Fee	-	-	3,603	2,346
Energy Efficiency Research	-	-	5,550	3,047
Total	**-**	**-**	**9,153**	**5,393**

For the parent company, in the item other general and administrative expenses, the amount of R$ 2,683 as of March 31, 2004 refers to expenses related with the issue of debentures.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

(26) FINANCIAL INCOME (EXPENSE)

	Parent company		Consolidated	
Financial Income	**March 31, 2005**	**March 31, 2004**	**March 31, 2005**	**March 31, 2004**
Income from Temporary Cash Investments	8,380	6,097	27,111	12,285
Hedge Operations	-	-	711	-
Arrears Charges	-	-	19,025	18,062
Interest on Prepayments of IRPJ and CSLL	377	262	850	1,132
Monetary Variations	-	-	3,496	6,056
Interest CVA and Parcel "A"	-	-	35,217	29,235
Interest from Extraordinary Tariff Adjustment	-	-	27,327	31,346
Interest on Intercompany Loans	1,100	4,719	-	590
Other	419	219	13,710	1,489
Subtotal	**10,276**	**11,297**	**127,447**	**100,195**
Financial Expense				
Debt Charges	(6,237)	(40,916)	(147,921)	(164,316)
Banking Expenses	(737)	(1,370)	(12,175)	(12,838)
Monetary variations		(701)	(52,214)	(71,950)
Amortization of Deferred Exchange Variation	-	-	-	(2,500)
Interest on Intercompany Loans	-	-	-	(194)
Credit for PIS/COFINS	-	-	2,180	10,043
Other	(9)	(85)	(8,346)	(4,655)
Subtotal	**(6,983)**	**(43,072)**	**(218,476)**	**(246,410)**
Amortization of Goodwill	(13,437)	(18)	(28,362)	(41,019)
Total	**(20,420)**	**(43,090)**	**(246,838)**	**(287,429)**
Net Financial Expense	**(10,144)**	**(31,793)**	**(119,391)**	**(187,234)**

(27) FINANCIAL INSTRUMENTS

CONSIDERATIONS ON RISKS

The businesses of the Company and its subsidiaries basically comprise the sales of energy to final consumers, as public service utilities, whose activities and tariffs are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and anticipation of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them by contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

As of March 31, 2005, the principal financial asset and liability instruments of the company and its subsidiaries are described in the notes cash and cash equivalents, regulatory assets and liabilities, other receivables, loan and financing, debentures and investments.

The market value of operations recorded as cash and cash equivalents and investments in subsidiaries that possess stock traded in the capital markets approximate to the values reported in the balance sheet. In the case of operations with no similar transactions in the market, principally related with the emergency electricity rationing program, regulatory aspects and credits receivable from CESP, the Company assumed that the market value corresponds to the book value.

The estimated market value of the Company's financial instruments was prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the interim financial statements and fiscal year and comparisons with average market parameters. The respective carrying values, compared with market fundraising rates as of March 31, 2005 and December 31, 2004, are as follows:

	Parent company			
	March 31, 2005		**December 31, 2004**	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	108,403	123,607	109,732	132,885
Derivatives	23,197	24,425	20,112	19,856
Total	**131,600**	**148,032**	**129,844**	**152,741**

	Consolidated			
	March 31, 2005		**December 31, 2004**	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Loans and Financing	3,041,114	2,991,557	3,048,662	2,888,108
Debentures	2,065,073	2,078,358	1,996,697	2,005,942
Derivatives	79,952	76,487	87,752	75,072
Total	**5,186,139**	**5,146,402**	**5,133,111**	**4,969,122**

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

(28) CASH FLOW

	Parent company		Consolidated	
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
OPERATING CASH FLOW				
Income (loss) for the period	165,646	(11,959)	165,646	(11,959)
ADJUSTMENTS TO RECONCILE INCOME (LOSS) TO CASH DERIVED FROM OPERATIONS				
Non-controlling shareholders' interest	-	-	8,247	450
Extraordinary Tariff Adjustment - monetary restatement	-	-	(44,066)	(44,321)
Tariff Review -2003	-	-	27,098	(18,802)
Other items of tariff increase 2005			(16,875)	
Regulatory Asset - PIS/COFINS Change in legislation	-	-	(13,955)	-
Low Income Consumers' Subsidy	-	-	(6,679)	-
Depreciation and amortization	13,437	18	104,654	199,820
Provision for contingencies	-	-	19,166	21,704
Interest and monetary restatement	472	40,173	13,287	60,090
Unrealized losses (gains) on derivative instruments	3,085	-	(7,801)	21,294
Cost of Pension Plan	-	-	31,537	49,539
Equity gain (loss)	(177,700)	(24,477)	-	-
Loss (gain) on the write-off of permanent assets	-	-	1,032	1,210
Realization (recognition) of tax credits	-	-	15,757	(16,411)
Other	-	-	(419)	1,941
REDUCTION (INCREASE) IN OPERATING ASSETS				
- Consumers, concessionaires and licensees	-	-	5,335	95,624
- Other receivables	-	-	12,201	9,228
- Recoverable Taxes	4,365	(2,479)	(26,732)	85,156
- Inventories	-	-	(468)	(57)
- Deferment of tariff costs	-	-	11,968	(113,271)
- Judicial deposits	-	-	(19,647)	(16,540)
- Affiliates, subsidiaries and controlling companies	-	(4,719)	-	-
- Other operating assets	-	2,683	9,580	10,633
REDUCTION (INCREASE) IN OPERATING LIABILITIES				
- Suppliers	(2,945)	(54)	2,343	(25,489)
- Taxes and contributions	(3,861)	178	(11,059)	(110,156)
- Payroll	13	-	565	396
- Deferment of tariff costs	-	-	(11,050)	41,409
- Other liabilities with private pension entity	-	-	(35,031)	(30,688)
- Interest on debts	(1,801)	-	68,261	82,110
- Loan and financing - Incorporated Interest	-	-	31,030	37,404
- Regulatory charges	-	-	4,927	25,921
- Affiliates, subsidiaries and controlling companies	-	-	-	807
- Other liabilities	1	2	7,659	15,853
CASH FLOW PROVIDED BY (USED IN) FROM OPERATIONS	712	(634)	346,511	372,895
INVESTMENTS				
- Dividends received				
- Acquisitions of equity interests	143,963	-	-	-
- Acquisitions of fixed assets	-	-	(100)	-
- Special obligations	-	-	(129,492)	(120,149)
- Additions to deferred charges	-	-	2,894	8,498
- Sale value of fixed assets	(96)	-	(1,525)	60
- Financial investments	-	-	1,224	1,901
GENERATION (USED IN) OF CASH IN INVESTMENTS	-	12,120	-	12,120
	143,867	12,120	(126,999)	(97,570)
FINANCING				
- Financing and debentures	-	115,644	145,343	372,941
- Amortization of principal of loans, financing and debentures	-	-	(211,878)	(253,559)
- Dividends paid	-	-	(2,803)	-
- Capitalization	-	136,984	-	7,532
GENERATION (UTILIZATION) OF CASH IN FINANCING		252,628	(69,338)	126,914
INCREASE IN CASH AND CASH EQUIVALENTS	144,579	264,114	150,174	402,239
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	186,385	81,338	817,724	374,612
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	330,964	345,452	967,898	776,851
SUPPLEMENTARY INFORMATION				
Taxes paid	-	-	112,282	82,813
Interest paid	3,985	-	64,446	38,303
	3,985	-	176,728	121,116

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(29) SUBSEQUENT EVENT

(a) Subscription bonuses – IFC

On April 27, 2005, the IFC – International Finance Corporation notified its intent to exercise its rights derived from the Subscription Bonuses issued by the Company in favor of the IFC on December 5, 2003. According to the notification of exercise, the IFC will initially subscribe 1,440,409 common shares, at the price of R$ 17.57 per share, totaling a capital increase of R$ 25,308 to be issued within a 10-day period from the date of receipt of notification of the exercise.

The IFC will subscribe these shares by converting part of the loan of US$ 40 million made by the Company, under the terms of the Investment Agreement signed on June 25, 2003. The IFC also informed its intention to exercise the remaining amount of the Subscription Bonuses, also by means of conversion of the loan, within the next 12 months

(b) BNDES – FINEM Loans

On April 22, 2005, the subsidiary CPFL Paulista obtained the release of funding from the BNDES, referring to the first installment in the amount of R$ 89,022, which forms part of a line of credit from the BNDES – FINEM totaling R$ 240,856. The remaining balance is planned to be released quarterly, until reach the total amount, and up to December of 2006.

(c) Emergency Capacity Charge

As from April 20, 2005 there was an 11% reduction in the value of the Emergency Capacity Charge (ECE) charged on electricity bills. As approved by the ANEEL through Homologation Resolution 108, dated April 18, 2005, the referring charge will be reduced from R$ 0.0067 per kilowatt-hour (kWh) to R$ 0.0060/kWh.

The emergency capacity charge was created by Law 10,438/02 for the purpose of avoiding risks of energy shortages. Its collection is used to cover the risks of contracting the emergency thermopower plants installed in the country, available to generate energy in the case of need. All residential consumers classified as low income are exempt from paying this charge.

(d) Issue of Debentures - RGE

In an Extraordinary Shareholders' Meeting held on April 13, 2005, the shareholders of the indirect subsidiary RGE resolved, by unanimous decision and without any restrictions, to issue regular debentures, for public subscription, of the unsecured type, not convertible into shares, with the following characteristics:

- Amount of the issue and characteristics: the value of the issue will be R$ 230,000, in debentures not convertible into shares, nominative and book entry.
- Number of series and remuneration: two series, the debentures of the 1st Series will be entitled to remuneration including restatement of the nominal unit value of the debentures (Unit Nominal Value) based on the variation in the General Price Index-Market (IGP-M), published by Fundação Getúlio Vargas, and interest, the rate of which will be defined in a bookbuilding process, observing the minimum rate of 9.90% (nine point nine zero percent) per annum. The 2nd Series of debentures will be entitled to a remuneration that will be defined in a bookbuilding procedure, observing the maximum rate of 107% (one hundred seven percent) of the accumulated average

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

daily rates of the ID – Interfinancial Deposits for one day "over extra group", calculated and published by the Clearing House for the Custody and Financial Settlement of Securities – CETIP, 252 day basis, expressed as a percentage of one year.

- Term and maturity date: the debentures of the 1st Series will have a term of six years as from the date of issue, maturing on April 1, 2011, and the debentures of the 2nd Series will have term of four years, maturing on April 1, 2009.

(e) Energy purchase and sale auction (not examined by the independent auditors)

The subsidiaries CPFL Paulista and CPFL Piratininga, as concessionaires of the public electric energy distribution service, participated on April 2, 2005 in the second electric energy auction as energy purchasers and acquired energy through contracts with a supply period of 8 years beginning 2008. The following table shows the accumulated amounts of energy and average purchasing price of the contracts for the years from 2005 to 2009, also including purchases made in the auction realized as December 2004:

CPFL Paulista

	2005	2006	2007	2008	2009
Amount purchased at the auction (average MW)	112,761	296,222	318,206	440,110	440,110
Average price (R$/MWh) (*)	57,51	63,59	64,41	69,60	69,60
Average of initial contracts in January 2005 (R$/MWh)	75,26	-	-	-	-

CPFL Piratininga

	2005	2006	2007	2008	2009
Amount purchased at the auction (average MW)	59,348	117,138	117,138	154,386	154,386
Average price (R$/MWh) (*)	57,51	62,35	62,35	67,37	67,37
Average of initial contracts in January 2005 (R$/MWh)	87,81	-	-	-	-

(*) price basis = January, 2005

The subsidiary RGE did not take part in the energy purchase auctions.

The energy supply companies at the auction are: CEEE, CEMIG, CESP, CHESF, COPEL GERAÇÃO, DUKE, ELETRONORTE, EMAE, ESCELSA, FURNAS, LIGHT and TRACTEBEL.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

(Nonfinancial data not reviewed by the independent auditors)

CPFL Energia, as a non-operating holding, does not have its own cash flow generation. Therefore, to manage its investments, the company directly depends on the results from operations of its subsidiaries, dividends received, resources from its shareholders and funding obtained in capital markets.

In the first quarter of 2005, there was a recovery in results when compared to the first quarter of 2004 mainly due to improvement in financial results and in results of the companies which CPFL Energia holds a share interest, as follows.

Financial Results

Net financial result for the three month ended March 31, 2005 compared to the same period of previous year, presented a positive variation of R$ 21,649, as follows:

	Parent Company	
Financial Revenues	**3/31/2005**	**3/31/2004**
Interest on Market Securities	8,380	6,097
Interest on Income tax/Social Contribution prepayment	377	262
Interest on Intercompany Loans	1,100	4,719
Others	419	219
Subtotal	10,276	11,297
Financial Expenses		
Loans and Financing Charges	(6,237)	(40,916)
Banking Fees	(737)	(1,370)
Monetary Variation	-	(701)
Goodwill Amortization	(13,437)	(18)
Others	(9)	(85)
Subtotal	(20,420)	(43,090)
Financial Results	**(10,144)**	**(31,793)**

A 52.61% reduction in financial expenses is mainly a result of: (i) reduction of indebtedness level, which allowed a R$ 34,679 improvement partially compensated with (ii) an increase of goodwill amortization expenses due to funding concepts in accordance to instruction 319 from CVM by controlled companies, in R$ 13,419.

Subsidiaries' Results:

Income from Subsidiaries is related to their performance:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Controlled Companies	**3/31/2005**	**3/31/2004**	**Variation**
CPFL Paulista	115,385	(22,493)	137,878
CPFL Geração	23,437	16,071	7,366
CPFL Brasil	38,878	30,899	7,979
Total	**177,700**	**24,477**	**153,223**

Subsidiaries' results presented a R$ 153,223 increase in the first quarter of 2005, corresponding to 625.99% higher than the results reported in the same period of previous year, basically due to: (i) remarkable improvement in CPFL Paulista of R$ 137,878 as result of reduction in goodwill amortization expenses from its investments as a consequence of the change in the curve and in amortization criteria, as well as higher average consumption of energy sold, restriction of operating expenses and reduction of financial expenses; (ii) positive result of CPFL Geração, as result of decrease in its financial expenses, associated with its affiliates performance - CPFL Centrais Elétricas, Semesa and Ceran; and (iii) positive effect of CPFL Brasil, as consequence of the operating growth in energy sales to free market costumers and to other concessionaries and permittees.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
1	Total assets	12,878,569	12,618,121
1.01	Current assets	3,467,040	3,222,665
1.01.01	Cash and cash equivalents	967,898	817,724
1.01.02	Credits	2,355,796	2,239,027
1.01.02.01	Consumers, concessionaries and permittees	1,613,304	1,572,487
1.01.02.02	Other receivables	69,845	68,944
1.01.02.03	Recoverable taxes	188,953	174,663
1.01.02.04	Allowance for doubtful accounts	(47,550)	(50,420)
1.01.02.05	Deferred cost variations	521,490	463,928
1.01.02.06	Prepaid expenses	9,754	9,425
1.01.03	Inventories	8,043	7,575
1.01.04	Other	135,303	158,339
1.02	Noncurrent assets	2,649,813	2,670,139
1.02.01	Other Credits	2,524,890	2,572,439
1.02.01.01	Consumers, concessionaries and permittees	579,957	582,290
1.02.01.02	Other receivables	112,153	125,259
1.02.01.03	Escrow deposits	165,043	145,396
1.02.01.04	Securities	850	850
1.02.01.05	Recoverable taxes	45,993	33,551
1.02.01.06	Deferred tax credits	1,033,691	1,055,675
1.02.01.07	Deferred cost variations	524,537	580,232
1.02.01.08	Prepaid expenses	62,666	49,186
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	124,923	97,700
1.03	Permanent assets	6,761,716	6,725,317
1.03.01	Investments	2,804,359	2,841,132
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	1,990,683	2,019,045
1.03.01.02.01	Goodwill or negative goodwill	1,990,683	2,019,045
1.03.01.03	Other investments	813,676	822,087
1.03.01.03.01	Leased assets	783,325	791,835
1.03.01.03.02	Other	30,351	30,252
1.03.02	Property, plant and equipment	3,915,342	3,826,864
1.03.02.01	Property, plant and equipment	4,518,980	4,414,917
1.03.02.02	(-) Special obligation	(603,638)	(588,053)
1.03.03	Deferred charges	42,015	57,321

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004
2	Total liabilities and shareholders' equity	12,878,569	12,618,121
2.01	Current liabilities	3,208,779	2,997,243
2.01.01	Loans and financing	984,731	904,321
2.01.01.01	Debt charges	50,374	39,748
2.01.01.02	Loans and financing	934,357	864,573
2.01.02	Debentures	405,881	355,992
2.01.02.01	Debenture charges	147,446	98,490
2.01.02.02	Debentures	258,435	257,502
2.01.03	Suppliers	636,222	663,857
2.01.04	Taxes and payroll charges	398,414	409,474
2.01.05	Dividends and interest on capital	155,840	158,644
2.01.06	Accrued liabilities	15,331	5,284
2.01.06.01	Employee Profit Sharing	15,331	5,284
2.01.07	Related parties	0	0
2.01.08	Other	612,360	499,671
2.01.08.01	Payroll	3,392	3,792
2.01.08.02	Employee pension plans	108,555	100,530
2.01.08.03	Regulatory charges	66,430	61,504
2.01.08.04	Estimated obligation	24,548	25,935
2.01.08.05	Deferred gains variations	164,135	148,536
2.01.08.06	Derivative contracts	47,375	43,056
2.01.08.07	Other	197,925	116,318
2.02	Long-term liabilities	5,262,898	5,387,878
2.02.01	Loans and financing	2,056,383	2,144,341
2.02.02	Debentures	1,659,192	1,640,705
2.02.03	Accrued liabilities	323,107	304,036
2.02.03.01	Reserve for contingencies	323,107	304,036
2.02.04	Related parties	0	0
2.02.05	Other	1,224,216	1,298,796
2.02.05.01	Suppliers	240,377	229,874
2.02.05.02	Employee pension plans	787,378	798,903
2.02.05.03	Taxes and payroll charges	80,759	86,503
2.02.05.04	Derivative contracts	32,577	44,696
2.02.05.05	Deferred gains variations	20,560	47,209
2.02.05.06	Other	62,565	91,611
2.03	Deferred income	0	0
2.04	Minority interest	145,264	137,018
2.05	Shareholders' equity	4,261,628	4,095,982
2.05.01	Capital	4,082,036	4,082,036
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	Reserve for contingencies	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Accumulated defict	165,646	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	0perating revenue	2,500,466	2,500,466	2,189,280	2,189,280
3.02	Deductions	(735,750)	(735,750)	(659,716)	(659,716)
3.02.01	ICMS (State VAT)	(433,110)	(433,110)	(369,724)	(369,724)
3.02.02	PIS (tax on revenues)	(39,486)	(39,486)	(63,759)	(63,759)
3.02.03	COFINS (tax on revenues)	(181,269)	(181,269)	(115,709)	(115,709)
3.02.04	ISS (service tax)	(161)	(161)	(87)	(87)
3.02.05	Contribution to concession reserve fund (RGR)	(10,787)	(10,787)	(12,007)	(12,007)
3.02.06	Emergency capacity charges (ECE/EAEE)	(70,937)	(70,937)	(98,430)	(98,430)
3.03	Net sales and/or services	1,764,716	1,764,716	1,529,564	1,529,564
3.04	Cost of sales and/or services	(1,224,780)	(1,224,780)	(1,103,046)	(1,103,046)
3.04.01	Electricity cost	(919,599)	(919,599)	(836,400)	(836,400)
3.04.02	Personnel	(48,095)	(48,095)	(48,511)	(48,511)
3.04.03	Pension	(22,213)	(22,213)	(39,253)	(39,253)
3.04.04	Materials	(7,570)	(7,570)	(6,184)	(6,184)
3.04.05	Outside services	(20,815)	(20,815)	(17,472)	(17,472)
3.04.06	Depreciation and amortization	(66,400)	(66,400)	(61,010)	(61,010)
3.04.07	Fuel usage account (CCC)	(76,663)	(76,663)	(58,569)	(58,569)
3.04.08	Fuel development account (CDE)	(60,518)	(60,518)	(32,882)	(32,882)
3.04.09	Other	(1,845)	(1,845)	(1,525)	(1,525)
3.04.10	Services provided by third parties	(1,062)	(1,062)	(1,240)	(1,240)
3.05	Gross profit	539,936	539,936	426,518	426,518
3.06	Operating expenses/income	(241,944)	(241,944)	(390,948)	(390,948)
3.06.01	Selling	(43,838)	(43,838)	(39,809)	(39,809)
3.06.02	General and administrative	(67,525)	(67,525)	(67,301)	(67,301)
3.06.03	Financial	(119,391)	(119,391)	(187,234)	(187,234)
3.06.03.01	Financial income	127,447	127,447	100,195	100,195
3.06.03.02	Financial expenses	(246,838)	(246,838)	(287,429)	(287,429)
3.06.03.02.01	Goodwill amortization of investment	(28,362)	(28,362)	(41,019)	(41,019)
3.06.03.02.02	Other financial expenses	(218,476)	(218,476)	(246,410)	(246,410)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(11,190)	(11,190)	(96,604)	(96,604)
3.06.05.01	Amortization of goodwill from merger	(2,037)	(2,037)	(91,211)	(91,211)
3.06.05.02	Other operating expenses	(9,153)	(9,153)	(5,393)	(5,393)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operating	297,992	297,992	35,570	35,570
3.08	Nonoperating income (expense)	(1,039)	(1,039)	168	168
3.08.01	Income	377	377	2,116	2,116
3.08.02	Expenses	(1,416)	(1,416)	(1,948)	(1,948)
3.09	Income before taxes on income and minority interest	296,953	296,953	35,738	35,738
3.10	Income tax and social contribution	(95,109)	(95,109)	(52,823)	(52,823)
3.10.01	Social contribution tax	(25,661)	(25,661)	(13,620)	(13,620)
3.10.02	Income tax	(69,448)	(69,448)	(39,203)	(39,203)
3.11	Deferred income tax	(19,791)	(19,791)	13,708	13,708
3.11.01	Deferred Social contribution tax	(4,858)	(4,858)	4,696	4,696
3.11.02	Deferred Income tax	(14,933)	(14,933)	9,012	9,012
3.12	Statutory profit sharing/contributions	(8,160)	(8,160)	(8,132)	(8,132)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,160)	(8,160)	(8,132)	(8,132)
3.12.02.01	Extraordinary item	(8,160)	(8,160)	(8,132)	(8,132)
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(8,247)	(8,247)	(450)	(450)
3.15	Net income (loss) for the period	165,646	165,646	(11,959)	(11,959)
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in units)	451,628,769	451,628,769	4,118,697,977	4,118,697,977
	EARNINGS PER SHARE	0.36677	0.36677		
	LOSS PER SHARE			(0.00290)	(0.00290)

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of the Results – CPFL Energia Consolidated

CONSOLIDATED - R$ thousands	3/31/2005	3/31/2004	Variation
GROSS REVENUE	2,500,466	2,189,280	14.21
DEDUCTIONS	(735,750)	(659,716)	11.53
NET REVENUE	**1,764,716**	**1,529,564**	**15.37**
ENERGY COST	**(919,599)**	**(836,400)**	**9.95**
Energy Purchased for Resales	(716,025)	(720,574)	(0.63)
Charges of use of public network system	(203,574)	(115,826)	75.76
GROSS PROFIT	**845,117**	**693,164**	**21.92**
MARGIN (%)	52.11	54.68	(4.70)
OPERATING COST/EXPENSE	**(427,734)**	**(470,360)**	**(9.06)**
Personnel	(75,293)	(74,354)	1.26
Material	(9,117)	(7,335)	24.29
Third-parties Services	(53,797)	(48,242)	11.51
Other	(52,583)	(49,765)	5.66
Private Pension Fund	(22,408)	(39,930)	(43.88)
Depreciation and Amortization	(74,256)	(66,832)	11.11
Goodwill Amortization	(2,037)	(91,211)	(97.77)
CCC Subsidy	(76,663)	(58,569)	30.89
CCE Subsidy	(60,518)	(32,882)	84.05
Services provide by third parties	(1,062)	(1,240)	(14.35)
SERVICE RESULTS	**417,383**	**222,804**	**87.33**
FINANCIAL RESULTS	**(119,391)**	**(187,234)**	**(36.23)**
Revenues	127,447	100,195	27.20
Expenses	(246,838)	(287,429)	(14.12)
OPERATING RESULTS	**297,992**	**35,570**	**737.76**
NON-OPERATING RESULTS	**(1,039)**	**168**	**(718.45)**
Revenues	377	2,116	(82.18)
Expenses	(1,416)	(1,948)	(27.31)
EARNINGS BEFORE TAX AND EXTRAORDINARY ITEMS	**296,953**	**35,738**	**730.92**
Social Contribution	(30,519)	(8,924)	241.99
Income tax	(84,381)	(30,191)	179.49
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS	**182,053**	**(3,377)**	**5,490.97**
Extraordinary Item net from effects	(8,160)	(8,132)	0.34
Non-controlling shareholders participation	(8,247)	(450)	1,732.67
NET INCOME (LOSS) IN THE PERIOD	**165,646**	**(11,959)**	**1,485.12**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Gross Revenue

In consolidated basis, operating revenues reached R$ 2,500,466 in the first quarter of 2005, representing a 14.21% increase when compared to the same period of previous year.

Main reasons which contributed to this increase was the 2004 tariff readjustments and 2003 repositioning effects from the tariff revisions in distribution companies and the increase of energy sold.

➢ Tariff Revisions and Readjustments

CPFL Paulista

Tariff readjustment of 13.6% was settled in April 2004, with a 1.3% additional referred to the temporarily tariff revision of 2003. As result of repositioning the tariff revision of 2003 in April 2005, as mentioned in Note 3 from Notes to the Interim in the Quarterly Information Report, the controlled company recognized net reduction of revenue of R$ 26,490.

CPFL Pirantinga

The tariff adjustment approved in October 2004 was 14%. As a consequence of the 2003 tariff revision, the subsidiary recognized in the first quarter of 2004 R$ 18,802 as receivable revenue, which was reverted in September 2004, as a result of the tariff repositioning implemented in October 2004 when the regulatory agency reviewed the tariff increase granted in October 2003.

RGE

Controlled company had a 14.4% tariff readjustment in April 2004, with an additional 0.47% related to permanent repositioning from 2003 tariff revision.

➢ Volume of Energy Sold

There was a 2.66% increase in the volume of energy sold in comparison to the same quarter of previous year, with a 8.00% and 3.44% growth in commercial and residential segments, respectively. Besides the recovery of Brazilian Economy, leading to an increase in jobs, income and industrial production, higher temperatures in this quarter when compared to the same quarter of previous year also contributed to the energy consumption growth.

Effects from migration of free consumers are being mitigated through the subsidiary CPFL Brasil, which is a commercialization company, and through the revenue from use electricity network (TUSD). Since these consumers are still connected to their distribution system of the concessionaries which operate in their area, they are billed by the use of distribution network. Revenues Receivable in first quarter of 2005 from the use of electricity network reached R$ 95,318, representing growth of R$ 60,129 when compared to the same period of the previous year.

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: March 31, 2005

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Energy Cost

In the first quarter of 2005, energy cost reached R$ 919,599, with a 15.37% increase when compared to the same period of previous year.

Main reasons which justify this rise were the increase of 6.54% in the volume of energy purchased; readjustments in purchased energy and charges from the use of transmission and distribution electricity network system, basically impacted by the cost increase in generation and transmission.

Operating Expenses

Manageable operating expenses represented by personnel, material, third-parties services and other costs, reached R$ 191,761 in the first quarter of 2005, 5.98% higher than the same period of previous year. In comparison with inflation (IGP-M reached 11.1% in March 2005 for the last twelve months), there is a substantial view of company and subsidiaries' effort to control expenses.
Private Pension Fund expenses (Fundação CESP) in the first quarter of 2005 presented a 43.88% drop when compared to the same quarter of 2004. This reduction is due to actuarial assumption review regarding the biometric mortality table and regarding the expected return over assets rate of the fund, considered in the actuarial estimates.

Goodwill amortization expenses reduction occurred due to changes in the projected return curve and goodwill amortization criteria of subsidiaries CPFL Paulista, CPFL Piratininga, and RGE. These changes resulted in a goodwill amortization reduction of R$ 89,174 when compared to the first quarter of 2004.

Further variation between first quarter of 2005 and 2004 are related to CCC and CDE expenses, which totaled R$ 137,181, presenting a 50% increase, justified by tariffs readjustment and by amortization accounting related to CVA expenses.

Financial Results

Net financial results in this quarter were R$ 119,391, 36.23% lower than the reported in the first quarter of 2004. This reduction is mainly due to: a) increase in financial revenues from higher cash balance; b) reduction in financial expenses as result of lower indebtedness lower IGPM variation in 2005; and c) reduction of the not merged goodwill amortization as a consequence of change in amortization criteria implemented in June 2004.

Net income & EBITDA

Considering the factors mentioned reasons above, net income for the quarter, after the Income Tax and Social Contribution effects reached R$ 165,646, comparing to R$11,959 loss reported by the company in the first quarter of 2004.

Adjusted EBITDA (earnings before financial results, income tax and social contribution, depreciation, amortization, private pension fund and extraordinary item) in the first quarter of 205 reached R$ 506,889, corresponding to a 20.55% increase over the EBITDA of the same period of previous year.

Main reasons for EBITDA growth were the remarkable increase in energy sales, in addition to tariffs readjustment effects and operating expenses control when compared to the inflation rate in the period.

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

09.01 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ	33.050.196/0001-88	PUBLIC SUBSIDIARY	94.94	94.94
COMMERCIAL, INDUSTRIAL AND OTHER		31,903,722,885		31,903,723	
02	CPFL GERAÇÃO DE ENERGIA S.A.	03.953.509/0001-47	PUBLIC SUBSIDIARY	97.01	97.01
COMMERCIAL, INDUSTRIAL AND OTHER		199,351,285,592		199,351,285,592	
03	CPFL COMERCIALIZAÇÃO BRASIL LTDA	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHER		300,000		300,000	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last few years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the three month ended March 31, 2005, as well as the three years ended December 31, 2004. The table does not include the costs of acquiring BAESA, Foz do Chapecó and ENERCAN in 2002.

	In million of R$			
	Three month Ended March 31, 2005	**Year Ended December 31,**		
		2004	**2003**	**2002**
Distribution				
CPFL Paulista	32	131	125	121
CPFL Piratininga	12	64	64	44
RGE	17	66	45	53
Total distribution	61	261	234	218
Generation	68	343	331	294
Commercialization	0	2	0	0
Total	**129**	**606**	**565**	**512**

We plan to make capital expenditures totaling approximately R$ 723 million in 2005 and approximately R$ 681 million in 2006. Of total budgeted capital expenditure over this period, R$ 627 million is for distribution and R$ 777 million is for generation.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors and Fiscal Committee, and Free Float, as of March 31, 2005:

	March 31, 2005		March 31, 2004	
Shareholders	**Common Shares**	**%**	**Common Shares**	**%**
Controlling Shareholders	380,948,574	84.35%	3,977,852,885	96.58%
Executive Officers	40,771	0.01%	0	0.00%
Board of Directors	21	0.00%	22	0.00%
Fiscal Committee	0	0.00%	0	0.00%
Free Float	70,639,403	15.64%	140,845,070	3.42%
Total	**451,628,769**	**100.00%**	**4,118,697,977**	**100.00%**

The principal shareholders of **CPFL Energia S.A.** with more than 5% of common shares outstanding on March 31, 2005 are distributed as follows:

	March 31, 2005	
Shareholders	**Common Shares**	**%**
VBC Energia S/A	170,214,676	37.69%
521 Participações S/A	149,230,369	33.04%
Bonaire Participações S/A	61,503,529	13.62%
BNDES Participações S/A	23,005,251	5.09%
Other Shareholders	47,674,944	10.56%
Total	**451,628,769**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2005.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,550	100.00%	141,061	100.00%	3,264,611	100.00%
	Other Shareholders	8	0.00%	0	0.00%	8	0.00%
	Total	**3,123,558**	**100.00%**	**141,061**	**100.00%**	**3,264,619**	**100.00%**

(a) VBC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(b)	Votorantim Energia Ltda.	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(c)	Bradesplan Participações S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	**9,500,517,745**	**100.00%**	**0**	**0.00%**	**9,500,517,745**	**100.00%**

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	515,467,904	63.87%
(f)	Cia Brasileira de Alumínio	225,393,870	27.93%
(g)	Cia de Luz e Força Santa Cruz	66,201,356	8.20%
	Total	**807,063,130**	**100.00%**

(c) Bradesplan Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Bradespar S/A	948,679,277	100.00%	0	0.00%	948,679,277	100.00%
	Other Shareholders	13	0.00%	0	0.00%	13	0.00%
	Total	**948,679,290**	**100.00%**	**0**	**0.00%**	**948,679,290**	**100.00%**

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	129,617,320	100.00%	129,617,312	100.00%	259,234,632	100.00%
	Other Shareholders	0	0.00%	8	0.00%	8	0.00%
	Total	**129,617,320**	**100.00%**	**129,617,320**	**100.00%**	**259,234,640**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(e) Votorantim Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Hejoassu Administração S/A	4,039,553,777	98.15%		0.00%	4,039,553,777	98.15%
	Other Shareholders	76,106,492	1.85%		0.00%	76,106,492	1.85%
	Total	**4,115,660,269**	**100.00%**	**0**	**0.00%**	**4,115,660,269**	**100.00%**

(f) Cia Brasileira de Alumínio

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	711,334,410	99.74%	0	0.00%	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%	0	0.00%	1,874,557	0.26%
	Total	**713,208,967**	**100.00%**	**0**	**0.00%**	**713,208,967**	**100.00%**

(g) Cia de Luz e Força Santa Cruz

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Cia Brasileira de Alumínio	473,174,855	99.99%	38,101,908	100.00%	511,276,763	99.99%
	Other Shareholders	39,243	0.01%	1	0.00%	39,244	0.01%
	Total	**473,214,098**	**100.00%**	**38,101,909**	**100.00%**	**511,316,007**	**100.00%**

(h) Bradespar S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(l)	Cidade de Deus Cia Cial de Participações	5,610,403	36.59%	37,620	0.13%	5,648,023	12.92%
	Fundação Bradesco	2,272,413	14.82%	362,373	1.28%	2,634,786	6.03%
(m)	Gespar S/C Ltda	1,655,108	10.79%	1,516,425	5.34%	3,171,533	7.26%
(n)	NCF Participações S/A	2,143,439	13.98%	0	0.00%	2,143,439	4.90%
	Other Shareholders	3,651,700	23.82%	26,461,694	93.25%	30,113,394	68.89%
	Total	**15,333,063**	**100.00%**	**28,378,112**	**100.00%**	**43,711,175**	**100.00%**

(i) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(o)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	8	0.02%	1	0.00%	9	0.01%
	Total	**48,946**	**100.00%**	**93,100**	**100.00%**	**142,046**	**100.00%**

(Free Translation from Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(j) Hejoassu Administração S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Espólio de José Ermírio de Moraes Filho	400,000	25.00%	0	0.00%	400,000	25.00%
(p)	AEM Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(q)	ERMAN Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(r)	MRC Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
	Total	**1,600,000**	**100.00%**	**0**	**0.00%**	**1,600,000**	**100.00%**

(l) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(s)	Nova Cidade de Deus Participações S/A	2,204,062,098	44.22%	0	0.00%	2,204,062,098	44.22%
	Fundação Bradesco	1,629,622,730	32.69%	0	0.00%	1,629,622,730	32.69%
	Lia Maria Aguiar	417,744,408	8.38%	0	0.00%	417,744,408	8.38%
	Lina Maria Aguiar	417,744,408	8.38%	0	0.00%	417,744,408	8.38%
	Other Shareholders	315,378,856	6.33%	0	0.00%	315,378,856	6.33%
	Total	**4,984,552,500**	**100.00%**	**0**	**0.00%**	**4,984,552,500**	**100.00%**

(m) Gespar S/C Ltda

Shareholders	Quotas	%
Jampur Trading International Soc Unipessoal Ltda **(1)**	195,895,531	99.98%
Espirito Santo Investimentos S/A	32,000	0.02%
Total	**195,927,531**	**100.00%**

(n) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(l)	Cidade de Deus Cia Cial de Participações	41,979,583	73.53%	0	0.00%	41,979,583	38.90%
(s)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	**57,087,916**	**100.00%**	**50,828,750**	**100.00%**	**107,916,666**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(o) Participações Morro Vermelho S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Dirce Navarro Camargo Penteado	0	0.00%	108,000	100.00%	108,000	0.82%
Rosana Camargo Arruda Botelho	4,346,937	33.33%	0	0.00%	4,346,937	33.06%
Renata de Camargo Nascimento	4,346,937	33.33%	0	0.00%	4,346,937	33.06%
Regina de Camargo Pires Oliveira Dias	4,346,935	33.33%	0	0.00%	4,346,935	33.06%
Other Shareholders	191	0.00%	0	0.00%	191	0.00%
Total	**13,041,000**	**100.00%**	**108,000**	**100.00%**	**13,149,000**	**100.00%**

(p) AEM Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders	0	0.00%	900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(q) ERMAN Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders			900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

(r) MRC Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
Other Shareholders	0		900	100.00%	900	0.00%
Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

(s Nova Cidade de Deus Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	85,895,018	46.30%	196,575,069	98.35%	282,470,087	73.29
Elo Participações S/A **(2)**	99,616,804	53.70%	0	0.00%	99,916,804	25.85%
Caixa Beneficiente Fun.do Bradesco	0	0.00%	3,301,691	1.65%	3,301,691	0.86%
Total	**185,811,822**	**100.00%**	**199,876,760**	**100.00%**	**385,388,582**	**100.00%**

Shareholder's composition of **521 Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundo de Investimento Financeiro BB Renda Fixa IV	355,004	15.70%	0	0.00%	355,004	15.70%
Fundo de Investimento e Ações BB - Carteira Livre I	1,906,110	84.30%	0	0.00%	1,906,110	84.30%
Other Shareholders	5	0.00%	0	0.00%	5	0.00%
Total	**2,261,119**	**100.00%**	**0**	**0.00%**	**2,261,119**	**100.00%**

Shareholder's composition of **Bonaire Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Energia FIP – Fundo de Investimento em Ações	66,728,870	98.54%	0	0.00%	66,728,870	98,54%
Energia FIA II – Fundo de Investimento em Ações	991,731	1.46%	0	0.00%	991,731	1.46%
Other Shareholders	7	0.00%	0	0.00%	7	0.00%
Total	**67,720,608**	**100.00%**	**0**	**0.00%**	**67,720,608**	**100.00%**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Shareholder's composition of **BNDES Participações S/A** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Banco Nacional de Desenv.Econômico e Social **(3)**	1	100.00%	0	0.00%	1	100.00%
Total	**1**	**100.00%**	**0**	**0.00%**	**1**	**100.00%**

(1) Foreign capital company.

(2) No shareholder individually reached more than 5% of the Company's voting right.

(3) State agency – Brazilian Federal

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2005, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. The interim financial statements of the subsidiary Rio Grande Energia S.A. – RGE as of and for the quarters ended March 31, 2005 and 2004 were reviewed by other independent auditors whose review reports thereon were issued on April 25, 2005 and April 16, 2004, respectively. Those auditors have also audited this subsidiary's balance sheet as of December 31, 2004, and issued an opinion thereon, dated January February 25, 2005. These review reports and opinion thereon contained a qualification with respect to the deferral of net exchange losses. The review report on the interim financial statements as of March 31, 2004, in addition to the qualification mentioned above, contained an emphasis of a matter paragraph on the receivables and payables arising from energy transactions made within the former Wholesale Energy Market – MAE, whose financial settlement depended on the final approval from the National Electric Energy Agency (ANEEL) and authorization from MAE. Our review, insofar as it relates to (a) total assets of this subsidiary as of Mach 31, 2005 and December 31, 2004, which represent 9.6% and 9.8%, respectively, of the consolidated total assets; (b) net results for the quarters ended March 31, 2005 and 2004, which represent 6.0% and 75.9%, respectively, of the consolidated total balances, and (c) the investment recorded under the equity method in the Company's financial statements are based solely on the review reports and opinion of those independent auditors.

3. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4. Based on our special review and on the reports of the other independent auditors, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5. As mentioned in Notes 12 and 13 to the interim financial statements, certain subsidiaries changed as of June 30, 2004 and retroactive to January 1, 2004, the percentage for amortization of goodwill on acquisition of investments and downstream merger, from 10% per year to a variable annual percentage determined based on the future profitability projection during the remaining periods of their concessions. In addition, the balances of goodwill on downstream merger were reclassified from deferred charges to property, plant and equipment.

6. As discussed in Note 3 - item (b) to the interim financial statemetns, the status of the tariff revisions and adjustments of the subsidiaries CPFL Paulista and CPFL Piratininga is as follows: (i) the National Electric Energy Agency (ANEEL) definitively changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista. As a result of said ratification, CPFL Paulista recognized in current liabilities the amount of R$ 48,888,000, which will be offset starting on April 8, 2005 in the annual tariff adjustment ratified by ANEEL. In addition, CPFL Paulista recognized the amount of R$ 22,398,000, in long-term assets, related to the calculated difference between the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the "quota de reintegração" (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista based on the information provided to the concession authority. Considering this situation, which will require additional discussions between CPFL Paulista and ANEEL, CPFL Paulista's periodic tariff revision of April 2003 continues to be provisional regarding the regulatory depreciation rate used, although subject to change. (ii) on April 6, 2005, ANEEL established CPFL Paulista's annual adjustment, increasing the average energy tariffs by 17.74%. Due to the constant bases of the ratification of the 2005 tariff adjustment, CPFL Paulista recognized the amount of R$ 16,875,000 in current assets, which includes R$ 13,002,000 related to the refund of PIS and COFINS levied on the external financial effects of the tariff adjustment of April 2004, basically on the amortization of the recoverable cost variations - Portion A (CVA) billed in 2004, which is provisional, and thus subject to change. (iii) ANEEL provisionally changed, on October 18, 2004, the percentage related to the 2003 periodic tariff revision of the subsidiary Companhia Piratininga de Força e Luz, and also provisionally granted the tariff adjustment for application in energy sale tariffs, in the period from October 23, 2004 to October 22, 2005. Considering the provisional nature of this tariff adjustment and revision, they are subject to possible changes upon their definitive ratification.

7. As mentioned in Note 3 to the interim financial statements, the Company's subsidiaries recorded certain regulatory assets related to: (i) refund for changes in the classification of low-income consumers, in the net amount of R$43,417,000 for consolidated, which is recorded in current assets; (ii) Regulatory PIS and COFINS (taxes on revenue) classified in long-term assets, in the amount of R$60,459,000 for consolidated; and (iii) effects of Interministerial Rule No. 361, in the amount of R$24,471,000 for consolidated, classified in current and long-term assets. Said regulatory assets are pending ANEEL ratification and, therefore, are subject to changes from definitive ratification.

8. We had previously audited the Company and consolidated balance sheets as of December 31, 2004, presented for comparative purposes, and our opinion thereon, dated March 3, 2005, contained an

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

emphasis of a matter paragraph similar to paragraphs 5, 6 and 7 above. The statements of operations (Company and Consolidated) for the quarter ended March 31, 2004, presented for comparative purposes, were reviewed by us and our review report thereon, dated April 30, 2004, contained an emphasis of a matter paragraph on transactions within the former Wholesale Energy Market – MAE, whose amounts may be subject to change due to lawsuits then pending. This matter and its current status are discussed in Note 5 to the interim individual and consolidated financial statements.

9. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2005 (except for the matter mentioned in Note 29, item (a), as to which the date is April 27, 2005)

DELOITTE TOUCHE TOHMATSU   José Carlos Amadi
Auditores Independentes   Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz ("CPFL Paulista") is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements for the three months period ended March 31, 2005, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A., is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements for the three months period ended March 31, 2005, filed at CVM (Brazilian Securities Commission).

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.02 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$, except for per share data)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.01	0perating revenue	296,292	296,292	189,026	189,026
3.02	Deductions	(40,027)	(40,027)	(19,760)	(19,760)
3.02.01	ICMS (State VAT)	(12,588)	(12,588)	(4,860)	(4,860)
3.02.02	PIS (tax on revenues)	(4,888)	(4,888)	(3,146)	(3,146)
3.02.03	COFINS (tax on revenues)	(22,518)	(22,518)	(11,725)	(11,725)
3.02.04	ISS (service tax)	(33)	(33)	(29)	(29)
3.03	Net sales and/or services	256,265	256,265	169,266	169,266
3.04	Cost of sales and/or services	(195,688)	(195,688)	(122,099)	(122,099)
3.04.01	Electricity cost	(193,269)	(193,269)	(120,158)	(120,158)
3.04.02	Materials	(265)	(265)	(164)	(164)
3.04.03	Outside services	(2,154)	(2,154)	(1,720)	(1,720)
3.04.04	Fuel usage account (CCC)	0	0	(57)	(57)
3.05	Gross profit	60,577	60,577	47,167	47,167
3.06	Operating expenses/income	(1,658)	(1,658)	(353)	(353)
3.06.01	Selling	(3,319)	(3,319)	(1,470)	(1,470)
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	1,661	1,661	1,117	1,117
3.06.03.01	Financial income	2,830	2,830	2,443	2,443
3.06.03.02	Financial expenses	(1,169)	(1,169)	(1,326)	(1,326)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operating	58,919	58,919	46,814	46,814

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR　　　　　　　　　　　　**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES　　　　　**Date: March 31, 2005**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	58,919	58,919	46,814	46,814
3.10	Income tax and social contribution	(20,041)	(20,041)	(15,915)	(15,915)
3.10.01	Social contribution tax	(5,306)	(5,306)	(4,214)	(4,214)
3.10.02	Income tax	(14,735)	(14,735)	(11,701)	(11,701)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	38,878	38,878	30,899	30,899
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in units)	300,000	300,000	300,000	300,000
	EARNINGS PER SHARE	129.59333	129.59333	102.99667	102.99667
	LOSS PER SHARE				

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Operating Revenues

The increase of Operating Revenues in the amount of R$ 296,292 in the first quarter, 2005 (R$ 189,026 in the same period of 2004), is mainly due to the operational growth of energy sales to free customers and other concessionaries and permittees.

In the first quarter, 2005, were commercialized 3,701 GWh, compared to 2,469 GWH registered in the same period of the previous year.

The increase of the net profit in this quarter reaching R$ 38,878 (R$ 30,899 in the same period of 2004) is originated directly by the growth of its operations.

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2005**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	8
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	38
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	40
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	41
07	01	CONSOLIDATED INCOME STATEMENT	43
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	45
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	48
15	01	INVESTMENTS	49
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	50
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	57
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	60
		CPFL GERAÇÃO DE ENERGIA S.A.	
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	60
		CPFL COMERCIALIZAÇÃO BRASIL LTDA	
18	01	INCOME STATEMENT OF SUBSIDIARIES	61
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES/AFFILIATED COMPANY	63